Filed Pursuant to Rule 424(b)(3)

Registration No. 333-108355

CNL INCOME PROPERTIES, INC.

Supplement No. One, dated March 3, 2005

to Prospectus, dated April 16, 2004

This Supplement is part of, and should be read in conjunction with, the Prospectus dated April 16, 2004. This Supplement replaces all prior Supplements to the Prospectus. Capitalized terms used in this Supplement have the same meaning as in the Prospectus unless otherwise stated herein.

Information as to proposed Properties for which CNL Income Properties has entered into initial commitments to acquire and the number and types of Properties acquired by CNL Income Properties are presented as of February 14, 2005, and all references to commitments and property acquisitions should be read in that context. Proposed properties for which CNL Income Properties enters into initial commitments to acquire, as well as property acquisitions that occur after February 14, 2005, will be reported in a subsequent Supplement.

RECENT DEVELOPMENTS

On February 14, 2005, we acquired an interest in the World Trade Center, Dallas Trade Mart and Market Hall buildings as well as leases for the underlying land; and related parking facilities on the property at the Dallas Market Center in Dallas, Texas (collectively the “DMC Property”). This is the first of two anticipated closings through which we will acquire an interest in the Dallas Market Center. The acquisition was made by CNL Dallas Market Center, L.P. (the “DMC Partnership”), a Delaware limited partnership formed with Dallas Market Center Company, Ltd. (“DMC”), a Dallas based company affiliated with Crow Holdings. As of February 14, 2005 we own a simple majority in the DMC Partnership. The DMC Property was leased to Dallas Market Center Operating, L.P., a subsidiary of the existing management company, Market Center Management Company, Ltd. (“MCMC”), which will continue managing the DMC Property.

The Dallas Market Center consists of the Trade Mart, the World Trade Center, the International Floral and Gift Center, Market Hall and surface and garage parking areas. The Dallas Market Center is the world’s largest wholesale merchandise mart according to Guinness World Records. It currently consists of a total of 4.75 million square feet to exhibit product lines such as home furnishings, gifts, decorative accessories, lighting, floral, apparel and accessories. In addition to its product exhibits, the Dallas Market Center facilities host approximately 50 wholesale markets, or tradeshows, annually.

On February 14, 2005, upon closing the first tranche of the acquisition of the Dallas Market Center, the DMC Partnership became obligated for approximately $143 million in existing debt on the DMC Property. The securitized loan bears interest at a blended rate of 6.04% and requires monthly principal and interest payments of $889,145. The loan is amortized over a 27.5 year period, matures in September 2014 and allows prepayment after October 2006 under certain terms and conditions.

As of February 14, 2005, we owned interests in the DMC Property and retail and commercial properties at seven resort villages in the U.S. and Canada. All of the properties that we own are leased primarily on a long-term, triple-net basis and are managed by third-party operators.

In addition, as of February 14, 2005, we have a commitment to contribute an additional $22 million in connection with the closing of the first tranche, to bring our interest in the DMC Partnership to 80%. In addition, as of February 14, 2005 we committed to complete the second tranche of our acquisition of an interest in the Dallas Market Center through the DMC Partnership. We anticipate that the second tranche will consist of the acquisition of the International Floral and Gift Center and that it will close prior to June 30, 2005 or, within 60 days of lender approval of the acquisition. The closing of the second tranche is dependent upon raising additional funds from our public offering and there can be no assurance that the DMC Partnership will complete the second tranche of this acquisition. If the second tranche of the Dallas Market Center acquisition is completed, we expect the DMC Partnership to become obligated for approximately $17 million in existing debt on the International Floral and Gift Center. The International Floral and Gift Center loan bears interest at a fixed rate of 5.45% and requires aggregate monthly principal and interest payments of $110,663. The loan is amortized over 22 years, matures in September 2012 and allows prepayment after August 2006 under certain terms and conditions.

THE OFFERING

As of June 23, 2004, we had received aggregate subscription proceeds of approximately $3.44 million, which exceeded the minimum offering amount of $2.5 million, and approximately $3.38 million of the funds were released from escrow. As of February 14, 2005, we had received total subscription proceeds of approximately $105 million (10,484,066 shares) from 3,420 investors in connection with this offering.

PLAN OF DISTRIBUTION

The following information is inserted following the sixth paragraph on page 121 of the Prospectus:

Soliciting Dealers in the offering are required to deliver a copy of the Prospectus to each potential investor. We plan to make this Prospectus, the subscription agreement, certain offering documents, administrative and transfer forms, as well as certain marketing materials, available electronically to Soliciting Dealers as an alternative to paper copies. As a result, if a Soliciting Dealer chooses, with an investor’s prior consent, it may provide an investor with the option of receiving the Prospectus, the subscription agreement, offering documents, administrative and transfer forms, as well as marketing materials, electronically. If the Soliciting Dealer chooses to offer electronic delivery of these documents to an investor, it will comply with all applicable requirements of the SEC and NASD and any laws or regulations related to the electronic delivery of documents. In any case, an investor may always receive a paper copy of these documents upon request to the Soliciting Dealer.

MANAGEMENT COMPENSATION

For information concerning compensation paid to the Advisor and its Affiliates, see “Certain Relationships and Related Transactions.”

CONFLICTS OF INTEREST

CERTAIN CONFLICT RESOLUTION PROCEDURES

The first paragraph in this section at page 44 of the Prospectus is replaced by the following:

In order to reduce or eliminate certain potential conflicts of interest, the articles of incorporation contain, and/or the board has adopted, a number of restrictions relating to (i) transactions between CNL Income Properties and our advisor or its Affiliates, (ii) certain future offerings, and (iii) allocation of properties and loans among certain Affiliated entities. These restrictions include the following:

In addition, the last sentence of the second full paragraph on page 45 of the Prospectus is replaced with the following sentence:

Notwithstanding the conflict resolution procedure described herein, in the event that a property which includes a hotel becomes available and the property is a suitable investment for both CNL Income Properties and CNL Hotels & Resorts, Inc. (formerly CNL Hospitality Properties, Inc.), CNL Hotels & Resorts, Inc. will have a right of first offer if the hotel has generated more than 50% of the revenues from such property during the immediately preceding twelve months.

BUSINESS

RECENT DEMOGRAPHIC TRENDS THAT MAY ENHANCE DEMAND FOR CERTAIN OF OUR INITIAL INVESTMENTS

The following paragraphs update the corresponding information beginning on page 53 of the Prospectus:

General. We have considered certain demographic trends which we believe may affect consumer demand for the services provided by various property classes and have decided to focus our initial investment strategy on certain of these property classes. We believe that these properties will be supported by the behavioral and spending patterns of the “Baby Boomer” generation, a strong and growing demographic segment in the United States today, and, to a lesser extent, their children and grandchildren, the “Echo Boomer” generation. The Baby Boomer generation consists of those persons born between 1946 and 1964. Baby Boomers are currently the single largest and most dominant demographic influence in the United States. According to the U.S. Census Bureau, in 2005 more than 60 million Americans will be over age 55. Aging Baby Boomers are expected to almost double that number, adding another 60 million by 2035. As a class, Baby Boomers have enjoyed rising incomes and expanding job opportunities. As Baby Boomers have entered middle age, we believe that they have spent an increasing percentage of their discretionary income on their families and as their earning power and income grew, average-household spending rose. As a class, Baby Boomers tend to be healthier, wealthier, better educated and far more numerous than any previous generation. We believe that as their wealth has continued to grow, so too has their desire to spend more time on leisure-related activities and retail spending for both themselves and the Echo Boomers. Already, Baby Boomers are spending $35 billion a year on their grandchildren according to a 2002 study by the Association for the Advancement of Retired Persons.

The Bureau of Labor Statistics estimated that in 2000 U.S. consumer spending on entertainment totaled approximately $203 billion. Consumers in the 35 to 54 age group (then the Baby Boomers) represented 42% of the U.S. population but accounted for 53% of all entertainment spending. The under-35 age group accounted for 25% of the total population but spent 22% of the total entertainment dollars. Meanwhile, those 55 and older accounted for 33% of the population but spent 25% of the total entertainment dollars. Additionally, we are of the view there are important psychographic and economic changes that have taken place that could translate into a continued leisure-orientation for the successive generations, Generation X and the Echo Boomers. For example, Americans, regardless of age, have enjoyed an increasing number of leisure hours, up 13% over the past 40 years, according to the Bureau of Labor Statistics, and recreation expenditures have grown 8.3% annually since 1985, according to the Bureau of Economic Analysis. Lastly, since 1980, the number of affluent households has grown by an average of 5.6% annually based on data from the U.S. Census Bureau, and disposable income is projected to grow at a rate of 5.3% through 2012, according to data from the Bureau of Labor Statistics.

As of 2000, the oldest Baby Boomers were reaching their mid-50’s and by 2020, all Baby Boomers will have reached that age. The United States Census Bureau estimates that the population age 50 and over will increase by 39% between 1996 and 2010 from approximately 69.3 million to approximately 96.3 million people. At this rate it is estimated a Baby Boomer turns 50 every 9 seconds. Already, individuals age 50 and over possess 75% of the nation’s discretionary income and 77% of the nation’s personal financial assets and account for 80% of all luxury travel. We believe that as Baby Boomers head toward retirement, the doubling of the number of retirees over the next 20 years should result in even more demand for the lifestyle and leisure activities, (e.g., traveling, golfing, boating, etc.) preferred by this demographic. We believe since the average American who retired in 2000 was 62 years old and had a life expectancy of 20 to 22 more years, the demand for these activities should continue to increase along with the changes in demographics. We are also of a view that because of the aforementioned data the Echo Boomer generation will increase demand for the services associated with certain of the Properties we seek to acquire.

The graph below shows different demographic groupings, based upon data compiled by the United States Census Bureau.

Source: U.S. Census Bureau, July 14, 2004.

Baby Boomers currently represent approximately 73 million of the 290 million Americans. Their children and grandchildren, the Echo Boomers, number about 71 million. Generation Xers, born between 1965 and 1977, are the third largest demographic captured in the chart, while those born during the Great Depression and World War II represent approximately 19 and 34 million Americans, respectively.

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The graph below depicts the distribution of U.S. citizens comprising the aforementioned demographic segments and the inevitable growth in retirees, based upon data compiled by the United States Census Bureau.

Source: U.S. Census Bureau, June 1, 2001.

The following sentence should be added as the first sentence of the last paragraph on page 54 of the Prospectus:

We anticipate that operators in the recreational and leisure industry will find new and innovative ways to meet Baby Boomer needs and demands.

MARINAS

The following paragraph updates the fifth full paragraph on page 56 of the Prospectus:

We are of the view that the United States marina and boating industry will begin a period of growth. This belief is based, in part, on the increasing visibility of boating as an attractive sport for adults of all ages, shifting trends toward larger boats and the favorable demographic trends described in the section of this Prospectus entitled “Business — Recent Demographic Trends Which May Enhance Demand for Certain of Our Initial Investments.” Based upon our research, we are of the view that boaters have been purchasing larger and more expensive boats, and that because of this trend, demand for boat slips and other marina services will increase. In fact, according to a December 2003 article in Boat & Motor Dealer magazine, by 2010, industry experts expect the average boater to have the following characteristics: the age of the typical boater will increase from 48 to 57; 35% of existing boaters will trade up to bigger boats; 25% of all boating activities will take place at the marina; and, when the boater leaves the marina, he will have his extended family on board. Thus, we believe that Baby Boomers will contribute to the growth in demand for marinas due to their increasing concentrations of wealth and leisure time, as well as the suitability of boating as a sport for an aging population.

SKI RESORTS

The following paragraphs update the sixth and seventh full paragraphs on page 57 of the Prospectus:

Certain ski industry sources have indicated that the ski resort industry is in a state of decline. According to the National Ski & Snowboard Retailers Association, the number of alpine (downhill) skiers in the United States declined from approximately 10.8 million in 1992 to approximately 6.8 million in 2003, a decrease of 37%. However, this decline was more than offset by increased participation in snowboarding, which grew from 1.6 million participants in 1992 to 6.3 million participants in 2003.

We believe that the effect of the modest growth in both the number of skiers and lift ticket sales, coupled with relatively negative overall travel and tourism trends between 2001 and 2003, have created an over-supply of ski resort properties which has resulted in intense price competition for skier visits. Further, the relatively modest growth and weak near term business trends have made it difficult for ski resort owners and operators to obtain new capital.

The following paragraph is inserted following the eighth full paragraph on page 57 of the Prospectus:

Further, according to an April 15, 2004 article by Allen Best in Whistler’s Pique Newsmagazine entitled “Demographics Finally Favoring Ski Industry,” despite terrorism and a sluggish economy, the U.S. ski industry posted three of its four biggest seasons ever. This is attributed to a growth in the size of skiing’s “customer pie.” The reason for this growth, says Best, is two fold. First, the Baby Boomers, 78 million strong, are lingering on the slopes much longer than expected. “They are more healthy and vigorous than any generation before, and the new shaped skis combined with improved grooming may keep them on boards 10 years longer than originally expected.” At the same time, their snowboarding grandchildren, the Echo-Boomers, aged 21 and younger and 71 million strong, are now packing the same demographic punch as their grandparents. According to Best, “[i]f the ski industry can get this generation as interested in snow sports as their elders have been about skiing, the good times will roll.”

The following paragraphs are inserted following the second full paragraph on page 58 of the Prospectus:

Additionally, Credit Lyonnais believes:

well-planned, all-encompassing mountain resort villages with a wide array of amenities have come to dominate the industry…what’s more, attractive village developments tend to drive up the value of the surrounding real estate. Therefore, baby boomers who are willing to buy a second home would prefer to purchase land or a condo at a resort with wide-ranging activities and a variety of restaurants and other amenities (spas, etc.) to keep them, and their children, busy. Mountain resorts with four-season activities have an even greater advantage as the likelihood that owners derive more use from their second homes is increased. While the long-term investment in resort village development is typically quite costly, the long-term benefit is a happy and loyal customer that returns to the resort year after year. As such, operators with attractive villages stand the best chance to grow their market share at the expense of the small, non-consolidated mountain owners.

In 2000, 36% of alpine skiers and 41% of cross country skiers in the U.S. were between the ages of 35 and 55. As they age, we believe that Baby Boomers will contribute to the growth in revenues at ski resorts due to their increasing concentrations of wealth and leisure time, as well as the suitability of participation in various ski resort activities for an aging population. Supporting our belief, a U.S. Ski Industry Overview conducted in 2003 by Credit Lyonnais Securities (USA), stated that the increasing popularity of mountain resort villages should continue to retain these Baby Boomers, and thus their children and grandchildren, as they age.

Though the significant mountain village and related residential development and resulting consolidation within the ski industry have already led to growth for the destination ski and mountain village resort operators, according to National Ski Area Association data, skier visits, (i.e., both downhill skiing and snowboarding) per ski area grew by 43% between 1990 and 2002. Because of the aforementioned factors, we believe this growth is likely to continue.

GOLF COURSES

The following paragraph updates the seventh full paragraph on page 59 of the Prospectus:

While golf course supply was expanding, demand for golf has slowed in the last five years, and has been relatively flat. According to the National Golf Foundation, the number of golfers grew from 23 million in 1990 to 26.2 million in 2002, an increase of only 13.9% during that 12-year period. In addition, according to a January 2004 National Golf Foundation survey, total rounds played at U.S. golf facilities in 2003 dropped 1.5% compared to 2002. However, the number of core golfers (averaging 37 rounds a year) grew 5% in 2003, from 12.6 million to 13.2 million, the second straight year of core golfer growth.

The following paragraph updates the second full paragraph on page 60 of the Prospectus:

Despite current competitive conditions and recent economic conditions, we are of the view that the United States golf industry will eventually rebound and begin a period of growth. This belief is based, in part, on the increasing visibility of golf as a suitable sport for an aging population, as well as on the favorable demographic trends described in the section of this Prospectus entitled “Business — Recent Demographic Trends Which May Enhance Demand for Certain of Our Initial Investments.” We believe that based on the May/June 1997 report by the National Golf Foundation, the average number of rounds played per golfer on an annual basis increases significantly as the golfer ages, until such time as physical limitations restrict the number of golf rounds a golfer can play per week. For example, between 1991 and 2001, Baby Boomers ages 45 through 54 increased their participation in golf by 33%. In addition, according to the same report, golfers in their 50’s play nearly twice as many rounds annually as golfers in their 30’s, and golfers age 65 and older generally play three times as many rounds annually as golfers in their 30’s. Furthermore, golfers over the age of 45 spend twice as much on greens fees as the average golfer. Thus, it is expected that the number of golfers, as well as the total number of rounds played, will increase significantly as the average age of the population continues to increase. Baby Boomers, representing 10 million of the 25 to 26 million golfers, or 36% of all golfers, are expected to contribute to the growth in total rounds played due to their increasing concentrations of wealth and leisure time, as well as the suitability of golf as a sport for an aging population.

The following sections discussing merchandise marts are inserted prior to the title “Vacation Ownership Interests” on page 61 of the Prospectus:

MERCHANDISE MARTS

General. CNL Income Properties has acquired, and may consider acquiring additional, merchandise marts. Merchandise marts, also commonly called trade marts, house showrooms and tradeshow space leased to merchandise manufacturers and wholesalers that market their products on site to visiting retailer buyers, specifiers and end users. Because of the significant customer base of merchandise manufacturers and wholesalers and the merchandise manufacturers and wholesalers’ sensitivity to national as well as regional consumer trends, merchandise marts are typically located in major metropolitan areas on campuses featuring gross leasable areas of over 3 million square feet in some cases.

We expect to lease merchandise marts we acquire primarily on a long-term, triple-net lease basis to tenants that are operators who are significant merchandise mart industry leaders or to tenants who will engage selected operators who are significant merchandise mart industry leaders and who will operate CNL Income Properties’ merchandise marts. The merchandise marts generally are expected to be leased pursuant to leases designed to provide us with minimum annual base rent with periodic increases over the lease term or increases in rent based on increases in consumer price indices. In addition, CNL Income Properties’ leases are expected to provide for the payment of percentage rent generally based on a percentage of gross revenues at our merchandise marts over certain thresholds. As part of our leasing strategy, CNL Income Properties plans to seek tenants that maintain a high level of merchant occupancy, aggressively market available space, and replace low volume merchants with high volume brand-name merchants.

Industry Overview. CNL Income Properties believes that there is presently an opportunity to acquire merchandise marts at reasonable prices due to their competitive position in the merchandise supply chain, high barriers to entry, significant diversification of tenants and to the continued strong consumer spending trends by Baby Boomers and the subsequent demographic cohorts. Based on our research, we are of the view that because merchandise marts typically include one or more of the following types of buildings: showrooms, trade/expo centers and office buildings, the start-up resources required to launch and compete with existing merchandise marts in their respective hubs and nationally are significant. Furthermore, we believe merchandise marts’ size allows for a breadth of selection of goods unparalleled by any other regional venue. In many cases, wholesalers market apparel, gifts, decorative accessories, home furnishings, lighting, garden accessories, floral, and gourmet goods at merchandise marts; thus, retailer buyers, specifiers, and end users are usually unable to access these wholesalers and manufacturers unless they travel to a merchandise mart. Merchandise mart tenant rosters can number upwards of 1,000 as a result. Lastly, because of the favorable demographic trends described in the section of this Prospectus entitled “Business – Recent Demographic Trends Which May Enhance Demand for Certain of Our Initial Investments,” CNL Income Properties believes Baby Boomers’ desire for quality retail merchandise should translate into continued economic success for merchandise mart operators, their merchandise manufacturers and tenants, and the end market broadline, specialty and boutique retailers. According to WSL Strategic Retail’s ninth annual How America Shops study, the percentage of older shoppers, ages 55 to 70, who are “heavy shoppers,” (making four or more shopping trips weekly) increased significantly from 2002 to 2004, moving up from 22 percent to 35 percent. This increased shopping behavior likely reflects the mindset of a new generation of older shoppers, the baby boomers, who are taking their middle-aged spending habits with them.”

Based on these factors, current wholesale and retail industry trends and general economic trends, if CNL Income Properties is successful in raising significant proceeds from this offering, CNL Income Properties expects to be able to acquire merchandise marts at competitive prices and intends to use conservative leverage with the objective of being able to profitably own merchandise marts.

Competition. CNL Income Properties estimates that there are eight merchandise marts with over 1 million square feet of space, all of which are located in Atlanta, Chicago, Dallas, Highpoint, North Carolina, and two each in Los Angeles and San Francisco. CNL Income Properties believes that competition with other merchandise marts for new and existing tenants and tradeshows is generally based on cost, location, quality of facilities, a mix of the centers’ existing tenants, buyer traffic and the degree and quality of the support and marketing services provided by the owner of the merchandise mart. As a result of these factors and due to the strong merchandise manufacturer and wholesaler relationships that presently exist with the current major merchandise mart operators, CNL Income Properties believes there are significant barriers to entry into the merchandise mart industry by new operators and/or developers.

PROPERTY ACQUISITIONS

Mechandise Marts. On February 14, 2005, we amended and restated our partnership interest purchase agreement (the “Agreement”) with DMC. Pursuant to the terms of the Agreement, on February 14, 2005, the parties formed the DMC Partnership, to acquire the Dallas Market Center from DMC. The Dallas Market Center consists of the Trade Mart, the World Trade Center, the International Floral and Gift Center, Market Hall and surface and garage parking areas. The World Trade Center consists of 15 floors encompassing: the Fashion Center Dallas; showrooms; and retailers offering gifts and home textiles. The Trade Mart has five floors encompassing: gifts; housewares; and lighting. DMC estimates that the Dallas Market Center receives more than 200,000 visitors each year from all 50 states and 84 countries. Each year the Dallas Market Center offers hundreds of events and seminars focused on assisting retailers expand their business and profitability.

It is anticipated that the DMC Partnership will acquire the Dallas Market Center in two tranches. In the first tranche, which was completed February 14, 2005, we acquired an interest in the DMC Property, which includes the World Trade Center, Dallas Trade Mart and Market Hall buildings as well as leases for the underlying land; limited use rights to the Apparel Mart (which is not a part of the Dallas Market Center, but is located on the Dallas Market Center campus) and related parking facilities on the property. We believe that DMC Property is adequately insured. We anticipate that the second tranche will consist of the acquisition of the International Floral and Gift Center (the “IFGC”) by the DMC Partnership. We expect that the second tranche will close prior to June 30, 2005 or, within 60 days of lender approval of the acquisition. The closing of the second tranche is dependent upon raising additional funds from our public offering and there can be no assurance that the DMC Partnership will complete the second tranche of this acquisition.

On February 14, 2005 in order to complete the first tranche of the Dallas Market Center acquisition, we contributed approximately $38 million and committed to contribute an additional $22 million excluding closing costs to the DMC Partnership prior to June 30, 2005 to complete the first tranche. DMC and its affiliates contributed a portion of their interests in the DMC Property and will hold an interest equal to $15 million in the DMC Partnership. On February 14, 2005, we owned a simple majority in the DMC Partnership. Under the terms of the DMC Partnership, we receive a preferred return up to a certain threshold with that preference alternating between the partners at various thresholds thereafter. Under the terms of the Agreement, we will contribute 75% of gross proceeds from our public offering to the DMC Partnership until we have made total contributions of $60 million, completing the first tranche. Once we have made contributions totaling $60 million, we will own approximately 80% of the DMC Partnership. If we fail to make this contribution by June 30, 2005, DMC has the right for six months to purchase our interest in the DMC Partnership for an amount equal to the actual amount of capital we contributed less $3 million. We anticipate that we will make an additional contribution of approximately $11 million at the closing of the second tranche to facilitate the acquisition of the IFGC by the DMC Partnership. Our total contribution in the DMC Partnership is expected to be approximately $71 million at the close of the second tranche.

As described above, on February 14, 2005, we entered into the DMC Partnership to acquire an interest in the Dallas Market Center. Following is a description of the first tranche of the acquisition.

Property location and description	Description of specific real estate acquired in first tranche	Total Consideration (1)	Leasable square feet

Dallas Market Center - Texas

Dallas Market Center is the world’s largest wholesale merchandise mart according to Guinness World Records. It showcases home furnishings, gifts, decorative accessories, lighting, floral, apparel and accessories. The market center hosts more than 50 wholesale markets, or tradeshows, each year.

The facilities and long term ground leases for the underlying land for the World Trade Center, Dallas Trade Mart and Market Hall

Limited use rights to the Apparel Mart (located on the Dallas Market Center campus)

Related parking facilities

		$75 million	4.3 million

FOOTNOTES:

(1)	The amount represents the total consideration to be paid by the DMC Partnership for the Dallas Market Center, excluding closing costs and the IFGC, which is expected to be acquired in the second tranche of the acquisition. Our share of the total consideration contributed to the DMC Partnership for the first tranche of the acquisition will be $60 million. The remaining $15 million represents the value assigned to DMC as its interest in the DMC Partnership. The federal income tax basis of the real estate assets acquired is estimated to be approximately $176 million, representing our 80% ownership interest, which will be depreciated on a straight-line basis over the estimated remaining useful lives of the assets acquired.

Leases. The DMC Partnership leased the DMC Property to Dallas Market Center Operating, L.P., a subsidiary of the existing management company, MCMC. MCMC is an affiliate of Crow Holdings. MCMC or related predecessor entities have managed the DMC Property since its inception in 1957. The lease is a five-year triple-net lease with five five-year renewals. Renewals are automatic, unless the parties mutually agree in writing not to renew the lease at least seven months in advance of expiration of the applicable lease period. The lease calls for payment of the greater of minimum annual rent of approximately $20.7 million or percentage rent. Pursuant to the lease, percentage rent is equal to certain applicable percentages of various revenue thresholds achieved by MCMC at the DMC Property. Management believes that there is no immediate need for repairs on the DMC Property. DMC has invested approximately $35 million in improvements at the DMC Property over the last 6 years. Management will continue to evaluate opportunities with MCMC that could result in capital improvements as well as increased minimum annual rent at the DMC Property.

The following table contains information regarding the historical occupancy rates for the DMC Property.

Location	Fiscal year	Average occupancy rate
Dallas Market Center - Texas	2004	93.82%
	2003	87.47%
	2002	89.72%
	2001	92.19%
	2000	90.61%

Dallas Market Center/Crow Holdings. The indirect owner of the Dallas Market Center, Crow Holdings, is the diversified group of investment companies that owns and directs the investments of the Trammell Crow family and its investment partners. Crow Holdings has significant investments including substantial stakes in privately held operating businesses around the world and in diversified financial assets. The Crow Family is one of the largest local developers in the history of Dallas, Texas, having developed with its partners more than 5 million square feet of commercial projects within the downtown Dallas district and more than 30 million square feet within the City of Dallas. Crow Holdings’ investments in the Dallas real estate market include the Dallas Market Center, the Wyndham Anatole Hotel, Crow Design District, Medical City Dallas and Trammell Crow Residential. Prior to forming the DMC Partnership, Crow Holdings, its subsidiaries and affiliates were not related to us, affiliated with us or a partner in our business.

For a discussion of the competitive factors affecting the DMC Property, see the section entitled “Business – Merchandise Marts.”

Ski Resorts. Between December 3 and February 14, 2005, we acquired an interest in the retail and commercial resort village real estate listed below. The resort village properties acquired are referred to herein as follows: (i) our interests at the Village at Blue Mountain and Whistler Creekside as the “Canadian Resort Village Properties” and (ii) our interests at the Village at Copper Mountain, the Village at Mammoth Mountain, the Village of Baytowne Wharf, the Village at Snowshoe Mountain and the Village at Stratton as the “U.S. Resort Village Properties.”

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Resort location and description	Description of specific real estate acquired (1)	Purchase price (2)	Leasable square feet	Occupancy (3)	Major tenants and leases (4)
Blue Mountain - Ontario Blue Mountain, Ontario’s largest mountain resort, is located approximately 100 miles northwest of Toronto. The resort offers a 251-acre ski area, an 18-hole golf course ranked among the top ten resort courses in Canada and a waterfront park on Georgian Bay. The resort was the most visited ski area in Ontario with 611,000 visitors during the 2003-2004 season.	23 tenant units in 6 buildings: 13 retail, 9 food & beverage, and 1 office space located at the Village of Blue Mountain.	$10,781,000	38,193	100%

Tenant 1 operates a food & beverage establishment under a 20 year lease term expiring June 30, 2022 with one ten-year renewal option. The average annual base rent per annum is $188,300 (Canadian dollars) with 6% additional percentage rent.

Tenant 2 operates a food & beverage establishment under a ten year lease term expiring June 30, 2013 with two five-year renewal options. The average annual base rent per annum is $176,330 (Canadian dollars) with 7% additional percentage rent.

Whistler Blackcomb - British Columbia Located 75 miles northeast of Vancouver, British Columbia, Whistler Blackcomb is North America’s most visited ski resort. Combined, Whistler Blackcomb has over 7,000-acres of skiable area. In July 2003, the International Olympic Committee awarded the 2010 Winter Olympic Games to Vancouver/Whistler. Whistler also has three championship golf courses.	26 tenant units in 8 buildings: 9 retail, 6 food & beverage, 8 office, and 3 vacant spaces located at Whistler Creekside.	$19,500,000	71,396	95%

Intrawest, as tenant, occupies office space under a 20 year lease term expiring December 31, 2024 with four five-year renewal options. The average annual base rent is $75,830 (Canadian dollars) with no additional percentage rent.

Intrawest, as tenant, operates a food & beverage operation under a 20 year lease term expiring December 31, 2024 with four five-year renewal options. The average annual base rent is $355,670 (Canadian dollars) with no additional percentage rent.

Tenant 3 operates a retail store under a ten year lease term expiring January 31, 2014 with three five-year renewal options. The average annual base rent is $246,360 (Canadian dollars) with no additional percentage rent.

Resort location and description	Description of specific real estate acquired (1)	Purchase price (2)		Leasable square feet	Occupancy (3)	Major tenants and leases (4)
Copper Mountain - Colorado Located approximately 75 miles west of Denver, Copper offers four-season appeal and is accessible by car and by air through three airports. Copper has a 2,450-acre ski area, the highest altitude championship golf course in North America, horseback riding, bungee jumping, fishing and mountain biking accessed via chairlift. The resort received 928,000 skier visits during the 2003-2004 season.	48 tenant units in 10 buildings: 13 retail, 10 food & beverage, 16 office, and 9 vacant spaces located at the Village at Copper Mountain	$23,300,000	(5)	97,325	80%	There is no individual tenant occupying a tenant space that represents more than 10% of the gross leasable area. At closing, an Intrawest affiliate executed leases for multiple tenant units that, in the aggregate, account for more than 10% of the gross leasable area. The leases have an initial term of 15 or 20 years, four five-year renewal options and base rents per annum approximating market rates. All vacant space was also leased at closing by an Intrawest affiliate pursuant to interim leases, for a term of four years with base rent per annum approximating market rates.

Mammoth Mountain - California Located in the Sierra Nevada mountain range, Mammoth is close to the heavily populated southern California market from which it draws most of its visitors. The resort received 1.4 million skier visits during the 2003-2004 ski season. Mammoth has a 3,500-acre ski area with 185 trails and two golf courses in Mammoth Lakes.	33 tenant units in 4 buildings: 17 retail, 11 food & beverage, 3 office, and 2 vacant spaces located at the Village at Mammoth Mountain	$22,300,000		57,925	93%	One of the tenants operates a food and beverage establishment under a ten year lease term expiring June 30, 2013, with two five-year renewal options. The average annual base rent is approximately $303,900 with 8% additional percentage rent.

Resort location and description	Description of specific real estate acquired (1)	Purchase price (2)	Leasable square feet	Occupancy (3)	Major tenants and leases (4)
Sandestin Golf & Beach Resort - Florida Sandestin is a 2,400-acre resort located in northwestern Florida, between Pensacola and Panama City. The resort has four championship golf courses, 65,000 square feet of conference facilities, a 56,000 square foot retail village, a 98-slip full-service marina, 15 tennis courts, and 20 restaurants and bars.	30 tenant units in 14 buildings: 12 retail, 14 food & beverage, 3 office spaces, and 1 vacant space located at the Village of Baytowne Wharf	$17,100,000	56,113	96%

One of the tenants operates a food and beverage establishment under a ten year lease term expiring June 30, 2012 with two five-year renewal options. The average annual base rent is approximately $177,630 with 6% additional percentage rent.

Another tenant operates a food and beverage establishment under a ten year lease term expiring June 30, 2012 with two five-year renewal options. The average annual base rent is approximately $149,140 with 6% additional percentage rent.

At closing, an Intrawest affiliate leased multiple spaces pursuant to leases having an initial term of 15 years, with four five-year renewal options and base rents per annum approximating market rates.

Snowshoe Mountain - West Virginia Snowshoe is the largest ski resort in the mid-Atlantic region of the United States comprised of 11,000 acres. The resort offers a 224-acre ski area, the Raven Golf Club with an 18-hole championship golf course, over 100 miles of biking trails, various tennis and swimming facilities, horseback riding and miniature golf. The resort received 439,000 skier visits during the 2003-2004 ski season.	16 tenant units in 4 buildings: 8 retail, 6 food & beverage, and 2 vacant space located in the Village at Snowshoe Mountain	$8,400,000	39,073	87%

Intrawest, as tenant, operates a food and beverage establishment under a 15 year lease term expiring December 31, 2019 with four five-year renewal options. The annual base rent is approximately $165,440, with 7% additional percentage rent.

Another tenant operates a food and beverage establishment under a ten year lease term expiring June 30, 2013 with two five-year renewal options. The average annual base rent is $105,530 with 7% additional percentage rent.

At closing, an Intrawest affiliate leased multiple spaces pursuant to leases having an initial term of 15 years, with four five-year renewal options and base rents per annum approximating market rates.

Resort location and description	Description of specific real estate acquired (1)	Purchase price (2)	Leasable square feet	Occupancy (3)	Major tenants and leases (4)
Stratton - Vermont Located 140 miles northwest of Boston, Stratton draws most of its visitors from New York, Connecticut, New Jersey and Massachusetts. The resort received 368,000 skier visits during the 2003-2004 ski season. The resort offers a 583-acre ski area, a 27-hole Stratton Mountain championship golf course, a 22-acre golf school and the Gunterman Tennis School, one of the top tennis schools according to Tennis Magazine and Travel and Leisure Magazine.	23 tenant units in 11 buildings: 15 retail, 4 food & beverage, 3 office and 1 vacant space located in the Village at Stratton	$9,500,000	47,837	98%

One tenant operates a food and beverage establishment under a five year lease term expiring December 31, 2008 with eight five-year renewal options. The lease terms stipulate percentage rent only of 6% over the initial term of the lease.

At closing, an Intrawest affiliate leased multiple spaces pursuant to leases having an initial term of 15 or 20 years, with four five-year renewal options. All vacant space was leased at closing by Intrawest affiliates pursuant to interim leases, for a term of four years with base rent per annum approximating market rates.

FOOTNOTES:

(1)	This description is not intended to provide a legal description of transferable real estate, but is only intended to be a general description of the property and its current usage.

(2)	The purchase price is approximate and excludes acquisition and closing costs. The estimated federal income tax basis of the depreciable portion (building and improvements) of the Canadian Resort Village Properties acquired is approximately $12,100,000 for the Village at Blue Mountain and $21,000,000 for Whistler Creekside, including a portion of the acquisition costs. The estimated federal income tax basis of the depreciable portion (building and improvements) of the U.S. Resort Village Properties acquired, including a portion of the acquisition costs, and reflecting our 80% ownership interest, are as follows:

Copper	$18,823,000
Mammoth	18,573,000
Sandestin	14,513,000
Snowshoe	7,198,000
Stratton	7,783,000

The amounts are approximate and will be depreciated over the estimated remaining useful lives of the assets acquired.

(3)	The information provided for the Canadian Resort Village Properties is as of December 1, 2004. The information provided for the U.S. Resort Village Properties is as of December 16, 2004. The occupancy data for the U.S. Resort Village Properties includes occupied space that is leased to Intrawest affiliates, but does not include vacant space that is leased to Intrawest or its affiliates pursuant to four-year interim leases as described herein.

(4)	Represents the individual tenants leasing 10% or more of the U.S. or Canadian Resort Village Properties leasable square footage. The “average annual base rent” was calculated by adding the base annual rents applicable to each lease year during the initial term (or during the current renewal term, if applicable), and dividing by the number of years in that term.

(5)	Pursuant to the Copper Purchase and Sale Agreement, additional consideration may be paid by the Intrawest Partnership (as defined below) to Intrawest if certain conditions are met, not to exceed $4.05 million, subject to specific limitations.

As contemplated by the Venture Formation Agreement signed August 10, 2004, (the “VFA”), CNL Income Properties and Intrawest formed CNL Retail Village Partnership, LP (the “Intrawest Partnership”) on December 3, 2004 pursuant to an Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”) between CNL Income Partners, LP, and Intrawest Resorts, Inc. Intrawest Resorts, Inc. is a Delaware corporation that is an affiliate of Intrawest (“Intrawest Resorts”). Our subsidiary, CNL Village Retail GP, LLC, a Delaware limited liability company, is the general partner of the Intrawest Partnership, and is also a party to the Partnership Agreement. CNL Income Partners, LP, another of our subsidiaries, owns 79.99% and Intrawest Resorts owns 20% of the Intrawest Partnership with the remaining .01% interest owned by the general partner. The Intrawest Partnership was structured to facilitate the acquisition of the Canadian and U.S. Resort Village Properties and other retail and commercial properties contemplated by the VFA.

Due to certain legal, tax and lender requirements, the Canadian Resort Village Properties were acquired by us through a trust. In order to provide a portion of the funds required for our acquisition of the Canadian Resort Village Properties, the partners each made loans to the purchasing trust in the amounts of $8,820,000 and $2,280,000, respectively (collectively the “Mezzanine Loans”). The Mezzanine Loans are secured by pledges of the beneficial interests in the newly formed CNL Retail Upper Holding Trust that is also our wholly owned subsidiary and the owner of 99% of the beneficial interests in the trust. The Mezzanine Loans are fully subordinated to a mortgage loan in the amount of approximately $22,167,000 ($26,600,000 Canadian dollars), from Congress Financial Corporation, an affiliate of Wachovia Bank, N.A. Intrawest will not be a beneficiary of the trust, but indirectly must consent to certain actions of the trust.

In connection with the acquisition of the Canadian Resort Village Properties, we acquired, through a wholly owned subsidiary, the exclusive and irrevocable option to purchase certain new commercial space that may be developed by Intrawest at Blue Mountain Resort. We purchased the option for approximately $300,000 and it expires on December 31, 2024. Further, in conjunction with the purchase of the U.S. Village Resort Properties, certain Intrawest affiliates granted the Intrawest Partnership an option to purchase, from time to time, additional properties at each of the resort villages that may be developed in the future by Intrawest Resorts or any wholly-owned subsidiary of Intrawest Resorts as commercial property. No additional consideration was paid for this option. The purchase price of any additional property to be purchased will be an amount equal to 115% of Intrawest’s costs. The term of the option expires on December 31, 2024. The Intrawest Partnership was also granted a right of first offer for the purchase of certain existing commercial spaces owned by Intrawest and its affiliates at each of the resorts.

We do not expect to make significant repairs or improvements to either the U.S. or Canadian Resort Village Properties over the next few years other than normal and customary tenant improvements. Reasonable reserves are expected to be set aside to fund capital improvements based on a percentage of annual lease revenues generated from the U.S. and Canadian Resort Village Properties. At the U.S. Resort Village Properties, we anticipate the replacement of underground storage tanks that are located at Stratton. Intrawest has provided its share of potential future costs relating to the replacement of the storage tanks. We believe that the U.S. and Canadian Resort Village Properties are adequately insured. The U.S. and Canadian Resort Village Properties will be managed by affiliates of Intrawest. The management agreements provide for an initial operating term of 20 years and expire on December 31, 2024 and four five-year renewal options, subject to certain termination rights. The managers will be paid a fee based upon a percentage of revenues of the respective U.S. and Canadian Resort Village Properties.

As of December 15, 2004, Intrawest, through various subsidiaries and affiliates, leased approximately 35% in the aggregate of the total gross leasable space of the U.S. and Canadian Resort Village Properties. Upon closing of both the U.S. and Canadian transactions, Intrawest executed interim leases for all vacant space. The interim leases for the U.S. Resort Village Properties are for a term of four years expiring in December 2008 or until otherwise leased with minimum base rents at market rates. The interim leases for the Canadian Resort Village Properties are for a term of ten years expiring in December 2014 or until otherwise leased with minimum base rents at market rates. Intrawest currently occupies the following approximate aggregate square feet and aggregate percentage of gross leasable area at each of the respective locations (excluding vacant space leased under the interim leases):

Location	Aggregate square feet	Aggregate % of GLA
Blue Mountain	1,842	4.8%
Whistler Creekside	36,404	51.0%
Copper	46,589	47.9%
Mammoth	2,050	3.5%
Sandestin	11,489	20.5%
Snowshoe	22,017	56.5%
Stratton	21,936	45.9%

At the closing of the acquisition of the U.S. and Canadian Resort Village Properties, Intrawest entered into new leases for certain commercial space in the U.S. and Canadian Resort Village Properties that is occupied by Intrawest or its affiliates. The new leases have terms of 15 or 20 years, with four five-year renewal options and annual base rents approximating market rates. Additionally, Intrawest provided a full recourse indemnity guaranteeing the payment of contractual rents for all existing leases made to Intrawest or any of its affiliates for the term of each of those respective leases.

The table on the following page presents information about the leases at each location that will expire during the next ten years. The years in which no leases are scheduled to expire have been omitted.

Location	Year	Number of leases expiring(1)	Total square feet of expiring leases	Annual base rents of expiring leases(2)		Percentage of gross annual base rents represented by such leases
Blue Mountain	2005	1	635	$29,700		2.3%
	2006	2	3,594	134,800		10.6%
	2007	7	11,829	370,400		29.2%
	2008	5	3,437	128,900		10.2%
	2009	1	1,072	40,200		3.2%
	2010	1	921	34,500		2.7%
	2013	3	9,753	365,700		28.8%

Whistler Creekside	2008	7	8,934	$324,300		15.0%
	2009	7	8,567	279,400		12.9%
	2012	1	3,375	155,300		7.2%
	2014	3	12,343	428,600		19.8%

Copper	2005	3	3,976	$112,082		6.1%
	2006	4	8,245	160,694		8.7%
	2007	4	6,477	104,171	(3)	5.6	%(3)
	2008	11	22,269	528,201		28.6%
	2009	1	2,561	—	(3)	<1.0	%(3)
	2013	3	7,208	84,812		4.6%

Mammoth	2006	1	682	$20,296		1.2%
	2008	20	29,046	870,437		50.4%
	2009	1	992	29,522		1.7%
	2013	6	21,793	648,560		37.5%
	2014	3	3,360	99,994		5.8%

Sandestin	2007	9	9,208	$217,685		16.8%
	2008	5	4,612	115,171		8.9%
	2012	11	27,005	612,142		47.2%
	2013	1	3,799	81,679		6.3%

Location	Year	Number of leases expiring(1)	Total square feet of expiring leases	Annual base rents of expiring leases(2)		Percentage of gross annual base rents represented by such leases
Snowshoe	2006	2	2,033	$32,566		4.1%
	2008	2	5,168	135,475		16.9%
	2009	1	1,243	—	(3)	<1.0	%(3)
	2010	1	2,600	51,534		6.4%
	2013	1	5,912	—	(3)	<1.0	%(3)

Stratton	2004	1	964	$24,100		3.6%
	2006	1	574	14,350		2.2%
	2007	3	3,430	89,765		13.5%
	2008	3	13,458	25,927	(3)	3.9	%(3)
	2013	2	7,475	—	(3)	<1.0	%(3)

FOOTNOTES:

(1)	Based upon the initial lease term or renewal options currently exercised. Most of the leases include renewal options that, if exercised, will result in the leases expiring in later years. The termination of the Intrawest interim leases in December 2008 is reflected in the table for that year.

(2)	Represents the December 2004 monthly base rents annualized, and excludes any additional or percentage rents paid or any increases in the base rent from year to year.

(3)	Certain tenants currently pay rent based solely on a percentage of their sales revenue. In those instances, no base rent has been assumed or included in this calculation. Actual rents, which will be based on a percentage of a tenant’s future sales revenue, may vary.

The following table presents the historical operating data of the U.S. and Canadian Resort Village Properties including average occupancy rates and effective annual rents per square foot for the past five years or the period during which the property has been in operation, whichever is longer.

Location	Fiscal year (1)	Average occupancy rate	Effective annual rent per square foot (2)
Blue Mountain(3)	2004	95%	$26.70
	2003	100%	31.94
	2002	(4)		(4)

Whistler Creekside(3)	2004	86%	$11.37	(5)
	2003	100%		(5)
	2002	100%		(5)
	2001	100%		(5)

Copper (6)	2004	73%	$18.42
	2003	82%	19.94
	2002	81%	15.21

Mammoth (7)	2004	86%	$25.40
	2003	0%	—

Sandestin (8)	2004	100%	$36.24
	2003	100%	20.54
	2002	0%	—

Snowshoe (9)	2004	86%	$22.22
	2003	83%	21.72
	2002	91%	21.50
	2001	91%	—
	2000	91%	—

Stratton	2004	100%	$25.35
	2003	100%	15.97
	2002	100%	21.55
	2001	100%	10.67
	2000	100%	8.18

FOOTNOTES:

(1)	Data is presented for the respective fiscal year ended June 30.

(2)	The effective annual rent per square foot for each resort village was calculated by dividing the total annual rent by the total leasable square footage in the resort village at year end (including vacant spaces), subject to adjustment per notes 1, and 4-6.

(3)	Expressed in Canadian dollars.

(4)	Construction of the first building was completed in fiscal year 2002; however, no tenants occupied the space until fiscal year 2003. A new building was completed during fiscal year 2003 and was under lease-up during fiscal year 2004.

(5)	The annual revenue used to calculate the effective annual rent per square foot does not reflect rent for Intrawest and its related party tenants who were not charged rent during the periods prior to the sale of the Canadian Resort Village Properties. The occupancy rate, however, reflects the occupancy of all commercial space at Whistler Creekside that is included in this transaction, including commercial space occupied by Intrawest and its affiliates.

(6)	Annual revenue used to calculate the effective annual rent per square foot does not reflect rent for Intrawest and its related party tenants who were not charged rent during the periods prior to the sale of the U.S. Resort Village Properties. The underlying square footage data used to calculate the occupancy excludes the retail and commercial space occupied by Intrawest and its related party tenants who were not charged rent.

FOOTNOTES CONTINUED:

(7)	Construction of the retail and commercial space was completed in fiscal year 2003; however, no tenants occupied the space until fiscal year 2004.

(8)	Construction of the retail and commercial space was completed on the first building in fiscal year 2002; however, no tenants occupied the space until fiscal year 2003.

(9)	Financial information for the commercial assets at Snowshoe is not available prior to fiscal year 2000, as the accounting and reporting of the commercial asset was integrated with the reporting of the resort’s operations.

Intrawest. Intrawest, headquartered in Vancouver, British Columbia, Canada owns or controls ten mountain resorts in North America’s most popular mountain destinations, including Whistler Blackcomb, a host venue for the 2010 Winter Olympic Games. Intrawest also owns Sandestin Golf and Beach Resort in Florida and has a premier vacation ownership business, Club Intrawest. Intrawest is developing an additional six resort villages at locations in North America and Europe. Intrawest has a 45 percent interest in Alpine Helicopters Ltd., owner of Canadian Mountain Holidays, the largest heli-skiing operation in the world. We believe that one of Intrawest’s key strengths is its ability to combine expertise in resort operations and real estate development. With Intrawest’s combination of high-quality resort services, amenities and innovative residential and commercial real estate development, we expect that the Intrawest resorts and villages will continue to attract visitors and buyers of real estate. Prior to the VFA, Intrawest, its subsidiaries, or affiliates were not related to us, affiliated with us or a partner in our business.

PENDING INVESTMENTS

Merchandise Marts. On February 14, 2005, we entered into the DMC Partnership and acquired an interest in the DMC Property as the first tranche of a planned two-part acquisition of an interest in the Dallas Market Center. We have committed to contribute an additional $22 million to complete the first tranche, which will bring our ownership in the DMC Partnership to 80%. We anticipate that the second tranche will consist of the acquisition of the IFGC and that it will close prior to June 30, 2005 or, within 60 days of lender approval of such acquisition. The closing of the second tranche is dependent upon raising additional funds from our public offering and there can be no assurance that the DMC Partnership will complete the second tranche of this acquisition.

The following is a description of our pending acquisition as of February 14, 2005:

Property location and description	Description of specific real estate to be acquired in second tranche	Estimated purchase price (1)	Leasable square feet
Dallas Market Center - Texas Dallas Market Center is the world’s largest wholesale merchandise mart according to Guinness World Records. It showcases home furnishings, gifts, decorative accessories, lighting, floral, apparel and accessories. The market center hosts more than 50 wholesale markets, or tradeshows, each year.	Approximately 440,000 square feet of wholesale merchandising and exhibition space consisting of: the IFGC, as well as long-term ground leases for the underlying land.	$14 million	440,000

FOOTNOTES:

(1)	The amount represents the total consideration estimated to be paid by the DMC Partnership for the IFGC, which is expected to be acquired in the second tranche of the acquisition. Our share of the total consideration contributed to the DMC Partnership for the second tranche of the acquisition will be approximately $11 million. The remaining $3 million represents the value assigned to DMC’s interest in the DMC Partnership. The approximate federal income tax basis of the real estate assets acquired is estimated to be approximately $25 million, representing our 80% ownership interest, which will be depreciated on a straight-line basis over the estimated remaining useful lives of the assets acquired.

We believe that the IFGC is adequately covered by insurance.

Leases. It is expected that the DMC Partnership will lease the IFGC to the existing management company, MCMC, under a long-term master lease agreement. MCMC or related predecessor entities have managed the IFGC since its inception. The lease is anticipated to be a five-year triple-net lease with five five-year renewals. We anticipate that rental payments due under the lease will equal the greater of minimum annual rent of approximately $3.0 million or percentage rent. Pursuant to the lease, percentage rent is expected to be equal to certain applicable percentages of various revenue thresholds achieved by MCMC at the IFGC. Management believes that there is no immediate need for repairs on the IFGC. DMC has invested approximately $15 million in improvements at the IFGC over the last 6 years. However, management will continue to evaluate opportunities with MCMC that could result in capital improvements as well as increased minimum annual rent at the IFGC.

The following table contains information regarding the historical occupancy rates for the IFGC (which we have a commitment to acquire):

Location	Fiscal year	Average occupancy rate
Dallas Market Center - Texas
	2004	98.78%
	2003	100.00%
	2002	98.92%
	2001	99.38%
	2000	100.00%

For a discussion of the competitive factors affecting the IFGC, see the section above entitled “Business – Merchandise Marts.”

BORROWING

Merchandise Marts. On February 14, 2005, upon closing the first tranche of the acquisition of the Dallas Market Center, the DMC Partnership became obligated for approximately $143 million in existing debt on the DMC Property. The securitized loan bears interest at a blended rate of 6.04% and requires monthly principal and interest payments of $889,145. The loan is amortized over 27.4 years. The loan matures in September 2014 and allows prepayment after October 2006 under certain terms and conditions.

If our pending acquisition of the IFGC through the DMC Partnership is completed, the DMC Partnership will become obligated for approximately $17 million in existing debt on the IFGC. The IFGC loan bears interest at a fixed rate of 5.45% and requires aggregate monthly principal and interest payments of $110,663. The loan is amortized over 22 years, matures on September 2012 and allows prepayment after August 2006 under certain terms and conditions.

Resort Villages. The acquisition of the Canadian Resort Village Properties was funded, in part, with approximately $22,270,000 ($26,600,000 Canadian dollars) of permanent debt financing secured by a mortgage on the Canadian Resort Village Properties, which was obtained through Congress Financial Corporation, an affiliate of Wachovia Bank, N.A. on December 3, 2004. The loan bears interest at a fixed rate of 5.83%, requires payments of interest-only for the first two years, and thereafter requires monthly payments of principal and interest based upon a 30 year amortization period and a maturity date on the tenth anniversary.

The U.S. Resort Village Properties were partially funded through a bridge loan dated December 16, 2004 from Intrawest Resort Finance, Inc. in the principal amount of $45,000,000. The bridge loan is secured by the interests of the wholly-owned subsidiaries of the Intrawest Partnership (the “Subsidiary Owners”) in the U.S. Resort Village Properties as well as an assignment of rental income for those properties. The bridge loan requires monthly payments of interest only through December 31, 2006. On December 31, 2006, the bridge loan matures and all principal and interest becomes due and payable in full. The bridge loan accrues interest initially at a fixed interest rate of 5.99%, and provides for scheduled rate increases from January through November 2006 totaling an additional 1.25%. On November 20, 2006, the interest rate will convert to a floating rate of one month LIBOR plus 7.5% per annum. The bridge loan agreement includes an acceleration clause whereby payment of principal and interest may become immediately due and payable in the event of default. The promissory note includes a provision stipulating that the Intrawest Partnership and its Subsidiary Owners’ liability is limited to the properties securing the loan. The exceptions to this limitation are set forth in the following paragraph discussing the indemnity agreement.

In connection with the bridge loan and the Congress Financial loan, we executed Indemnity and Guaranty Agreements. Under those agreements we have guaranteed the obligations of the respective owners of the Canadian and U.S. Resort Village Properties for recourse liabilities related to those entities and properties including in part those recourse liabilities that arise from our fraud, misrepresentation or willful misconduct. In turn, the managers of the Canadian and U.S. Resort Village Properties have agreed to indemnify us for certain liabilities in conjunction with the operation of the Canadian and U.S. Resort Village Properties.

The Intrawest Partnership and its Subsidiary Owners are obligated to seek refinancing of the bridge loan as soon as reasonably practicable on reasonable and customary terms and conditions. The Intrawest Partnership is currently negotiating permanent financing with an institutional lender to replace all or a portion of the bridge financing. The refinancing is expected to be completed by June 30, 2005. There can be no assurances that the refinancing will be completed at that time.

SELECTED FINANCIAL DATA

The following table sets forth certain financial information, and should be read in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Financial Information commencing on page F-1 of this Prospectus Supplement and the Prospectus.

	Nine Months Ended September 30,		Year Ended December 31,
	2004 (1)	2003 (1) (3)	2003 (2) (3)
Revenues	$90,344	$—	$—
Net loss (2)(3)	(835,122)	—	—
Cash flows from operating activities	90,344	—	—
Cash flows used in investing activities	(6,590,000)
Cash flows provided by financing activities	37,793,320	—	—
Cash distributions declared but not paid (4)	176,261	—	—
Loss per Share (Basic and Diluted)	(0.41)	—	—
Distributions per Share	0.13	—	—
Cash distributions declared and paid per Share	(646,773)	—	—
Weighted average number of Shares outstanding : (Basic and Diluted)	2,017,035	—	—

	September 30,		December 31,
	2004 (1)	2003 (1) (3)	2003 (2) (3)
Total assets	$45,443,696	$—	$1,311,797
Total liabilities	11,058,461	—	1,111,797
Total stockholders’ equity	34,385,235	—	200,000

FOOTNOTES:

(1)	No operations commenced until we received minimum offering proceeds of $2,500,000 and funds were released from escrow on June 23, 2004. Since we had not yet completed a property acquisition or made any other permitted investments as of September 30, 2004, our operating results for the quarter and nine months then ended include only the interest income earned subsequent to becoming operational, organizational costs incurred on our behalf by an affiliate, and general operating and administrative expenses for the period, including the write-off of $390,910 in previously capitalized acquisition costs relating to certain investments that were not made or are no longer being pursued.

(2)	No significant operations had commenced because we were in our development stage.

(3)	Selected financial data for 2003 represents the period August 11, 2003 (date of inception) through December 31, 2003.

(4)	Cash distributions are declared by the board of directors and generally are based on various factors, including expected and actual net cash from operations for the year and our general financial condition. Cash distributions treated as a return of capital on a GAAP basis represent the amount of cash distributions in excess of net earnings on a GAAP basis. We have not treated such amounts as a return of capital for purposes of calculating Invested Capital.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following information should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section beginning on page 75 of the Prospectus.

INTRODUCTION

The following information contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements generally are characterized by the use of terms such as “may,” “will,” “should,” “plan,” “anticipate,” “estimate,” “intend,” “predict,” “believe” and “expect” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, our actual results could differ materially from those set forth in the forward-looking statements. Some factors that might cause such a difference include the following: changes in general economic conditions, changes in government regulations, changes in local and national real estate conditions, terrorism, extended U.S. military combat operations, our ability to obtain a line of credit or permanent financing on satisfactory terms, our ability to raise additional proceeds from our offering of shares, our ability to identify suitable investments, our ability to locate suitable tenants for our properties and borrowers for mortgage loans, and the ability of such tenants and borrowers to make payments under their respective leases or mortgage loans. Given these uncertainties, we caution you not to place undue reliance on such statements. We undertake no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect future events or circumstances or to reflect the occurrence of unanticipated events.

OVERVIEW

CNL Income Properties, Inc. was formed on August 11, 2003. Beginning on April 16, 2004, we offered for sale up to $2 billion in shares of common stock (200 million shares of common stock at $10 per share) pursuant to a registration statement on Form S-11 under the Securities Act of 1933 (the “Offering”). We commenced active operations on June 23, 2004, when the minimum required offering proceeds had been received and funds were released to us from escrow. Our activities from August 11, 2003 through June 23, 2004 were devoted to the organization of our company. We will use the proceeds from the Offering for investments in properties, loans and other permitted investments, as well as the payment or reimbursement of fees and expenses of the Offering and fees and expenses relating to the selection, acquisition and development of properties, loans, and other permitted investments.

Most of the information presented by this Management’s Discussion and Analysis of Financial Condition and Results of Operations is as of September 30, 2004, which is the most recent period for which we have reported financial results. Where possible, we have provided updated information for events that have occurred subsequent to September 30, 2004 in the subsection entitled “Investments, Borrowings and Distributions Subsequent to September 30, 2004” at the end of this Management’s Discussion and Analysis of Financial Condition and Results of Operations.

We intend to make an election under Section 856(c) of the Internal Revenue Code (the “Code”) to be taxed as a real estate investment trust (a “REIT”), beginning with the taxable year ending December 31, 2004. If we qualify as a REIT for federal income tax purposes, we generally will not be subject to federal income tax on income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year in which our qualification is denied. Such an event could materially and adversely affect our net income. However, we believe that we are organized and have operated in a manner that will enable us to qualify for treatment as a REIT for federal income tax purposes during the year ending December 31, 2004, and we intend to operate so as to remain qualified as a REIT for federal income tax purposes.

LIQUIDITY AND CAPITAL RESOURCES

As part of our Agreement to acquire the DMC Property, we have committed to contribute 75% of the gross proceeds from our public offering to the DMC Partnership until we have made total contributions of $60 million (including our initial $38 million contribution) to complete the acquisition of the DMC Property. If we fail to make this contribution by June 30, 2005, DMC has the right for six months to purchase our interest in the DMC Partnership for an amount equal to the actual amount of capital contributed less $3 million. In addition, we have not yet obtained a commitment for a line of credit, which when combined with the commitment of a significant portion of our offering proceeds to the DMC Property, will significantly limit our ability to invest in the near term. Other than these limitations, we are not aware of any material trends or uncertainties, favorable or unfavorable, that may be reasonably anticipated to have a material impact on either capital resources or the revenues or income to be derived from the acquisition and operation of properties, loans and other permitted investments, other than those referred to in the Prospectus including, without limitation, those set forth under the section titled “Risk Factors.”

Common Stock Offering. As of June 23, 2004, we had received aggregate subscription proceeds of approximately $3.44 million, which exceeded the minimum offering amount of $2.5 million, and approximately $3.38 million of the funds were released from escrow. As of September 30, 2004, we had received subscription proceeds in connection with the Offering of $41,754,549 (4,199,065 shares), including the proceeds from Pennsylvania investors held in escrow of $782,390 (78,239 shares), in addition to the initial capital contribution received from CNL Income Corp. (the “Advisor”) of $200,000 (20,000 shares).

As of February 14, 2005, we had received total subscription proceeds of approximately $105 million (10,484,066 shares) from 3,420 investors in connection with this offering.

In addition to subscriptions from our offering, on December 16, 2004, we issued 48,533 and 69,173 restricted shares to CNL Financial Group, (“CFG”), our affiliate and parent company of our Advisor. Additional details of this stock issuance are set forth under the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Investments, Borrowings and Distributions Subsequent to September 30, 2004.”

Property Acquisitions. As of September 30, 2004, we had not yet invested in any properties, loans or other permitted investments. However, on August 10, 2004, we committed to acquire an 80% interest in a portfolio of commercial real estate properties located in and around various ski and golf resorts in the United States and Canada through a partnership with Intrawest Corporation and certain of its affiliates. The total estimated purchase price for the portfolio of properties is expected to be $160 million. Based on our proportionate equity ownership and the $96 million permanent debt financing expected to be secured in connection with the purchase (discussed in “Borrowings” below), our cash contribution, excluding transactions costs, is expected to be approximately $51 million. The transaction is expected to close in the fourth quarter of 2004 and is subject to the fulfillment of certain conditions including obtaining additional equity and debt financing, executing definitive documents, and other customary closing conditions.

The number of properties, loans and other permitted investments we may acquire or make will depend upon the number of shares sold and the resulting amount of the net offering proceeds available for investment in such properties, loans and other permitted investments. If only a limited number of shares are sold in excess of the minimum offering amount, then we will likely make only one or a limited number of investments and we will not achieve a significant diversification of our investments.

Borrowings. We intend to borrow money to acquire assets and to pay certain related fees. We also intend to encumber assets in connection with such borrowings. In general, the aggregate amount of permanent financing is not expected to exceed 50% of our total assets on an annual basis, however, it may likely exceed 50% for a limited period in our early acquisition stage. The maximum amount we may borrow is 300% of our net assets in the absence of a satisfactory showing that a higher level of borrowing is appropriate. In order to borrow an amount in excess of 300% of our net assets, a majority of the independent members of our board of directors must approve the borrowing, and the borrowing must be disclosed and explained to stockholders in our first quarterly report after such approval occurs.

In connection with our proposed purchase of an 80% interest in a portfolio of properties through a partnership with Intrawest Corporation, the partnership is seeking permanent debt financing not to exceed $96 million in connection with the acquisition of the properties. An application for the financing has been filed, under which the loan will be amortized over 30 years, bear interest at 90 basis points plus the 10 year Mid-Market Swap rate and require payments of interest-only for the first two years. There can be no assurance that such financing terms will be obtained.

We plan to obtain lines of credit, in an amount up to $100 million. The lines of credit may be increased at the discretion of our board of directors and may be repaid with offering proceeds, proceeds from the sale of assets, working capital or permanent financing. We have engaged in preliminary discussions with potential lenders but have not received a commitment for a line of credit in part because we did not acquire any assets until December 3, 2004. There is no assurance that we will obtain any line of credit on satisfactory terms, or at all.

We have made an arrangement with CNL Financial Group, Inc. to borrow funds, as necessary, to pay distributions to stockholders. As of September 30, 2004, we have borrowed $470,512 to fund such distributions. The borrowings bear interest of LIBOR plus 250 basis points and are payable by December 31, 2005. On December 16, 2004, this loan was cancelled in exchange for the issuance of shares of restricted stock as discussed below under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Investments, Borrowings and Distributions Subsequent to September 30, 2004.”

Commitments and Contractual Obligations. The following table presents our contractual obligations and the related payment periods as of September 30, 2004:

	Payments due in
Contractual Obligations	Less than 1 year	Years 1-3		Years 3-5	More than 5 years	Total
Note payable to affiliate	$—	$470,512	(1)	—	—	$470,512
Total Contractual Obligations	$—	$470,512		—	—	$470,512

FOOTNOTES:

(1)	As of December 16, 2004, our note payable to affiliates was cancelled in exchange for the issuance of shares of restricted stock in our company.

As of September 30, 2004, we had committed to acquire an 80% interest in a portfolio of retail and commercial properties located in and around resort villages in the U.S. and Canada, subject to certain conditions. Our total estimated cash contribution, excluding transaction costs, in connection with the acquisition was $51 million.

Cash and Liquidity Requirements. We expect to meet our liquidity requirements, including the payment of offering expenses and pending property acquisitions, with proceeds from the Offering, cash flows from operations and permanent debt financing to be obtained.

As of September 30, 2004, as we have not yet completed our first property acquisition, our net cash flows from operating activities of $90,344 for the nine months ended September 30, 2004 consisted of interest income earned and received during the period in which we were operational. The net cash flows from investing activities consisted of deposits paid toward a pending property acquisition. The net cash flows from financing activities of approximately $37.8 million are attributable to the receipt of approximately $41 million of subscription proceeds and the payment of approximately $3.2 million of stock issuance costs in connection with the Offering.

As of September 30, 2004, we owed affiliates $9.4 million for certain organizational and offering expenses, acquisition fees, selling commissions, marketing support fees and due diligence expense reimbursements, and operating expenses incurred on our behalf. In accordance with our articles of incorporation, the total amount of certain offering, organization and stock issuance costs we pay may not exceed 13% of the aggregate offering proceeds. Accordingly, $5.3 million of these costs have been capitalized and deferred as of September 30, 2004 with a corresponding amount due to certain affiliates. The deferred offering costs will be deducted from future offering proceeds and reimbursed to affiliates to the extent the costs are within the 13% limitation. In addition, to the extent that operating expenses payable or reimbursable to affiliates, in any four consecutive fiscal quarters (the “Expense Year”), exceed the greater of 2% of average invested assets or 25% of net income, the Advisor shall reimburse us, within 60 days after the end of the Expense Year, the amount by which the total operating expenses paid or incurred exceed the greater of the 2% or 25% threshold.

Distributions. We intend to pay distributions to our stockholders on a quarterly basis. The amount of distributions declared to our stockholders will be determined by our board of directors and is dependent upon a number of factors, including expected and actual net cash from operations for the year, our financial condition and annual distribution requirements needed to maintain our status as a REIT under the Code. Operating cash flows are expected to be generated from properties, loans and other permitted investments acquired or made by us. To the extent that funds available for distributions are insufficient to fund distributions that have been declared, we may borrow or make other arrangements with affiliates to fund such distributions.

On September 15, 2004, the board of directors declared a distribution of $0.1342 per share ($470,512) for stockholders of record on September 20, 2004 that was paid on September 30, 2004, and a distribution of $0.0417 per share ($176,261) for stockholders of record on October 1, 2004 to be paid by December 31, 2004. The September distribution will, and the October distribution may, constitute a return of capital for federal income tax purposes to the extent that distributions exceed our earnings and profits. However, such distributions will not reduce the stockholders’ aggregate Invested Capital as the basis for calculating future distribution. The September distribution was funded through borrowings from CNL Financial Group, Inc., an affiliate, and future distributions may also be funded through borrowings from CNL Financial Group, Inc. Additional details regarding these distributions and distributions subsequent to September 30, 2004 are set forth under the section entitled “Managements Discussion and Analysis of Financial Condition and Results of Operations—Investments, Borrowings and Distributions Subsequent to September 30, 2004”.

The board of directors previously declared contingent distributions for stockholders of record on June 25, July 1, and August 1, 2004. Payment of these distributions was subject to the completion of a property acquisition on or before September 20, 2004. Since we did not complete our first property acquisition by September 20, 2004, the previously declared contingent distributions were not paid.

RESULTS OF OPERATIONS

From the time of our formation on August 11, 2003 through June 23, 2004, we had not commenced active operations because we were in our organizational stage and had not received the minimum required offering amount of $2,500,000 (250,000 shares). Operations commenced on June 23, 2004 when we received aggregate subscription proceeds in excess of the minimum offering amount. Since we had not yet completed a property acquisition or made any other permitted investments as of September 30, 2004, our operating results for the quarter and nine months then ended include only the interest income earned subsequent to becoming operational, organizational costs incurred on our behalf by an affiliate, and general operating and administrative expenses for the period, including the write-off of $390,910 in previously capitalized acquisition costs relating to certain investments that were not made or are no longer being pursued. The results of operations for the quarter and nine months ended September 30, 2004 are not necessarily indicative of future performance due to the incurrence of organizational costs, the limited time in which we have been operational, and having not yet completed our first property acquisition or other permitted investment.

We are not aware of any material trends or uncertainties that may reasonably be expected to have a material impact, favorable or unfavorable, on revenues or income from the purchase and operations of properties, loans and other permitted investments, other than those uncertainties related to the pending property acquisition and other uncertainties referred to in our Prospectus, including, without limitation, those set forth under the section titled “Risk Factors.”

Critical Accounting Policies

Consolidation. The consolidated financial statements will include the accounts of the Company and our wholly owned subsidiaries or subsidiaries in which we have a controlling interest or are the primary beneficiary as defined in FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities.” The equity method of accounting will be applied in the consolidated financial statements with respect to those investments in joint ventures in which we have less than a controlling interest due to the significance of rights held by other parties. All material intercompany balances and transactions will be eliminated in consolidation.

Allocation of Purchase Price for Acquisition of Real Estate. We will allocate the purchase price of properties to the tangible and intangible assets acquired and the liabilities assumed as provided by Statement of Financial Accounting Standards No. 141, “Business Combinations.” For each acquisition, we will assess the value of the land, building, tenant improvements and intangible assets, including in-place leases, above-market or below-market lease values and the value of tenant relationships based on their estimated fair values. The value of the buildings acquired will be determined on an as-if vacant basis. The values determined will be based on independent appraisals or on our estimates reflecting the facts and circumstances of each acquisition.

Impairments. We will evaluate our investments in real estate and any unconsolidated joint ventures for impairment periodically (no less than once per year) and whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through operations. We will determine whether impairment in value has occurred by comparing the undiscounted cash flows, including the estimated residual value of the asset, to the carrying amount of the individual asset. If impairment is indicated, the assets are adjusted to their estimated fair value.

Leases. Our leases with third party tenants will be accounted for under the provisions of Statement of Financial Accounting Standards No. 13, “Accounting for Leases.” This statement requires us to estimate the economic life of the leased property, the residual values of the leased property and the present value of the minimum lease payments to be received from the tenant in order to determine whether the lease is classified as an operating lease or a financing transaction. Changes in our estimates or assumptions regarding residual values or the collectibility of minimum lease payments could result in different accounting treatment of the lease.

Acquisition Fees and Costs. Acquisition fees and miscellaneous acquisition costs that are directly identifiable with potential investments in real estate or loans will be capitalized and included in other assets. Upon purchase of real estate, origination of a loan or the entrance into a joint venture, the fees and costs that are directly identifiable with that investment will be reclassified to the associated asset. In the event an investment is not made or is no longer probable of being made, any costs directly related to the investment will be charged to expense.

Revenue Recognition. We will record revenue as it is earned. Contingent rent and interest that is due based upon the achievement of operational results by the tenants or borrowers will be recorded when the underlying threshold has been reached in accordance with the provisions of Staff Accounting Bulletin 101.

Inflation. We intend to lease properties we acquire primarily on a long-term (generally 10 to 20 years, plus renewal options for an additional 10 to 20 years), triple-net basis to tenants or operators who are significant industry leaders. An operator will be considered a “significant industry leader” if it has one or more of the following traits: many or more years of experience operating in a particular industry as compared to other operators in that industry; many or more assets managed in a particular industry as compared to other operators in that industry; and/or is deemed by us to be a dominant operator in a particular industry for reasons other than those aforementioned. Under the triple-net leases in which we contemplate entering, tenants will generally be responsible for repairs, maintenance, property taxes, utilities and insurance for the properties they lease. We expect to structure our leases to provide for the payment of minimum annual base rent with periodic increases in rent over the lease term or increases in rent based on increases in consumer price indices. In addition, our leases are expected to provide for the payment of percentage rent generally based on a percentage of gross revenues at the property over certain thresholds.

Long-term, triple-net leases generally will minimize our risk from the adverse effects of inflation. However, inflation could reduce the value of our investments in properties if the inflation rate is high enough that automatic increases in minimum annual base rent and percentage rent do not keep up with inflation. In addition, our leases generally will permit tenants to leave at the end of the lease term without penalty, which could expose us to the effect of a decline in market rents. In a deflationary rent environment, we may be exposed to declining rents under our leases upon their expiration. Similarly, a substantial rise in inflation over the term of an investment in loans or other permitted investments may reduce the actual return on those investments, if they do not otherwise provide for adjustments based upon inflation.

INVESTMENTS, BORROWINGS AND DISTRIBUTIONS SUBSEQUENT TO SEPTEMBER 30, 2004

Investments. On February 14, 2005, we acquired an interest in the DMC Property. This is the first of two anticipated closings through which we will acquire an interest in the Dallas Market Center. As part of the closing on the first tranche, we contributed $38 million to the DMC Partnership and acquired a majority interest in the DMC Property. To complete the acquisition of the first tranche and bring our interest in the DMC Property to 80%, we expect to contribute an additional $22 million to the DMC Partnership. We anticipate that the second tranche will consist of the acquisition of the IFGC and that it will close prior to June 30, 2005, or within 60 days of lender approval of such acquisition. In the second tranche, we anticipate that we will contribute $11 million to the DMC Partnership. For a more detailed description of our acquisition of an interest in the DMC Property and our pending acquisition of an interest in the IFGC, see the sections entitled “Business – Property Acquisitions” and “Business – Pending Investments” respectively. The closing of the second tranche is dependent upon raising additional funds from our public offering and there can be no assurance that the DMC Partnership will complete the second tranche of this acquisition.

Between December 3, 2004 and December 16, 2004, we and certain of our subsidiaries acquired an interest in retail and commercial real estate at seven resort villages:

•	the Village at Blue Mountain, Ontario;

•	Whistler Creekside, British Columbia;

•	the Village at Copper Mountain, Colorado;

•	the Village at Mammoth Mountain, California;

•	the Village of Baytowne Wharf, Florida;

•	the Village at Snowshoe Mountain, West Virginia; and

•	the Village at Stratton, Vermont.

This retail and commercial space was purchased from Intrawest Corporation, its affiliates and/or certain entities formed by Intrawest and us for purposes of this acquisition. This series of acquisitions was facilitated by the Intrawest Partnership in which we hold an 80% ownership interest and Intrawest holds a 20% ownership interest. For a more detailed description of this acquisition, see the section entitled “Business – Property Acquisitions.”

Borrowings. On February 14, 2005, upon closing the first tranche of the acquisition of the Dallas Market Center, the DMC Partnership became obligated for approximately $143 million in existing debt on the DMC Property. The securitized loan bears interest at a blended rate of 6.04% and requires monthly principal and interest payments of $889,145. The loan matures in September 2014 and allows prepayment after October 2006 under certain terms and conditions. If our pending acquisition of the IFGC through the DMC Partnership is completed, the DMC Partnership will become obligated for approximately $17 million in existing debt on the IFGC. The IFGC loan bears interest at a fixed rate of 5.45% and requires aggregate monthly principal and interest payments of

$110,663. The loan matures on September 2012 and allows prepayment after August 2006 under certain terms and conditions.

The acquisition of the Canadian Resort Village Properties on December 3, 2004 was funded, in part, with approximately $22,270,000 ($26,600,000 Canadian dollars) of permanent debt financing secured by a mortgage on the Canadian Resort Village Properties, which was obtained through Congress Financial Corporation, an affiliate of Wachovia Bank, N.A. on December 3, 2004. The loan bears interest at a fixed rate of 5.83%, requires payments of interest-only for the first two years, and thereafter requires monthly payments of principal and interest based upon a 30 year amortization period and a maturity date on the tenth anniversary.

The U.S. Resort Village Properties acquisition on December 16, 2004 was partially funded through a bridge loan dated December 16, 2004 from Intrawest Resort Finance, Inc. in the principal amount of $45,000,000. The bridge loan is secured by the interests of the wholly-owned subsidiaries of the Intrawest Partnership (the “Subsidiary Owners”) in the U.S. Resort Village Properties as well as an assignment of rental income for those properties. The bridge loan requires monthly payments of interest only through December 31, 2006. On December 31, 2006, the bridge loan matures and all principal and interest becomes due and payable in full. The bridge loan accrues interest initially at a fixed interest rate of 5.99%, and provides for scheduled rate increases from January through November 2006 totaling an additional 1.25%. On November 20, 2006, the interest rate will convert to a floating rate of one month LIBOR plus 7.5% per annum. The Intrawest Partnership and its Subsidiary Owners are obligated to seek refinancing of the bridge loan as soon as reasonably practicable on reasonable and customary terms and conditions. The Intrawest Partnership is currently negotiating permanent financing with an institutional lender to replace all or a portion of the bridge financing. The refinancing is expected to be completed by June 30, 2005. There can be no assurances that the refinancing will be completed at that time.

On September 30, 2004, we borrowed funds in order to fund a portion of our distributions in the approximate principal amount of $470,512 from CNL Financial Group, Inc., (“CFG”) our affiliate and parent company of our advisor. CFG is wholly-owned by our chairman of the board and his wife. On December 16, 2004, our board of directors authorized us to issue approximately 48,533 restricted shares of common stock at a share price of $10.00 per share to CFG in exchange for the cancellation of the loan due to CFG of approximately $485,326, including accrued interest.

Distributions. On December 16, 2004, our board of directors also authorized the issuance of approximately 69,173 restricted shares of common stock at a share price of $10.00 per share to CFG in exchange for a capital contribution of approximately $691,725. The proceeds of the stock issuance was used to fund the distributions declared for stockholders of record on October 1, November 1, and December 1, 2004, respectively, which were paid by December 31, 2004.

We paid distributions to our stockholders as anticipated for September (two distributions), October, November and December. The majority of the two September distributions and the October, November and December distributions will constitute a return of capital for federal income tax and accounting purposes as these distributions exceed our earnings and profits. As described under “Certain Relationships and Related Transactions,” a portion of the two September distributions and the October, November and December distributions were funded by the proceeds from the issuance of restricted stock to CFG.

On January 1, 2005 and February 1, 2005, our board of directors declared a distribution of $0.0417 per share for stockholders of record on January 1, 2005 and February 1, 2005, respectively, to be paid by March 31, 2005. On February 15, 2005, our Board of Directors declared a distribution of $.0438 per share for stockholders of record at the close of business on March 1, 2005, to be paid by March 31, 2005. This represents an increased per share distribution. The January, February and March distributions may constitute a return of capital for federal income tax and accounting purposes. It is possible that a portion of the January, February and March distributions will not be supported by funds from operations.

MANAGEMENT

The following paragraphs update the corresponding information beginning on page 79 of the Prospectus:

On April 19, 2004, our board of directors appointed R. Byron Carlock, Jr. as President, Tammie A. Quinlan as Chief Financial Officer and Senior Vice President and Charles A. Muller as Chief Operating Officer of CNL Income Properties and Thomas J. Hutchison III resigned as President of CNL Income Properties, Inc. on that same date. Effective June 11, 2004, Lynn E. Rose resigned as Secretary of CNL Income Properties and Tammie A. Quinlan was appointed Secretary of CNL Income Properties. On August 16, 2004, our board of directors appointed Thomas G. Huffsmith as Chief Investment Officer and Senior Vice President of CNL Income Properties.

R. Byron Carlock, Jr., age 42. President. Mr. Carlock has served as President of CNL Income Properties and CNL Income Corp. since April 19, 2004. From March 1998 through June 1998 and since October 2000, Mr. Carlock has served as chairman of The Carlock Companies, LLC, a Dallas-based advisory firm specializing in mergers, acquisitions and recapitalizations. Mr. Carlock, through The Carlock Companies, LLC, provides consulting services to a number of our advisor’s affiliates. From June 1998 to October 2000, Mr. Carlock served as chief investment officer and executive vice president of Post Corporate Services, where he managed the luxury apartment company’s capital markets activities and investment committee. From March 1997 through February 1998, Mr. Carlock also served as president and chief operating officer of W.B. Johnson Properties, LLC. W.B. Johnson Properties, LLC founded The Ritz-Carlton Hotel Company and as of June 2004 operated the largest Waffle House franchise in the United States. From June 1987 to March 1997, Mr. Carlock served the Trammell Crow Company and then Crow Holdings International in various capacities, ultimately acting as Managing Director of Capital Markets for the last two years of that term. Mr. Carlock previously served as alumni vice president of the Harvard Business School Board of Directors. He has also served on multiple civic boards including Zoo Atlanta, the Atlanta Boy Choir, Big Brothers of Dallas, Charis Community Housing and Christian Services of Dallas. He currently serves on the board of Hope Network Ministries based in San Antonio. Mr. Carlock received a M.B.A. from the Harvard Business School in 1988 and a B.A. in Accounting from Harding University in Arkansas in 1984. Mr. Carlock completed additional studies as a Rotary Scholar at the Chinese University of Hong Kong in 1985. Mr. Carlock is an inactive certified public accountant.

Charles A. Muller, age 46. Chief Operating Officer. Mr. Muller joined CNL Income Properties, Inc. as Chief Operating Officer in April 2004. Mr. Muller also serves CNL Income Corp., our advisor, as Chief Operating Officer beginning April 2004 and Executive Vice President beginning February 2005, and is responsible for our acquisition, asset management and investor relations efforts. Prior to that, he served as Executive Vice President since October 1996 and Chief Operating Officer from October 1996 to November 2003 of CNL Hotels & Resorts, Inc., formerly known as CNL Hospitality Properties, Inc. a public, unlisted real estate investment trust, and its advisor, CNL Hospitality Corp. As a part of CNL Hotels & Resorts, Inc.’s senior management team, Mr. Muller participated in planning and implementing hotel industry investments, including acquisitions, development, project analysis and due diligence. Prior to joining CNL Hospitality Corp., Mr. Muller spent 15 years in hotel and resort sector investment, development and operations working for companies such as AIRCOA Hospitality Services, Inc., PKF Consulting, Wyndham Hotels & Resorts and Tishman Hotel Corporation. Mr. Muller currently serves on the Urban Land Institute, Recreational Development Council. He received a B.A. in Hotel Administration from Cornell University in 1981.

Tammie A. Quinlan, age 42. Chief Financial Officer, Senior Vice President and Secretary. Since April 2004, Ms. Quinlan has served as Chief Financial Officer and Senior Vice President of CNL Income Properties and our advisor, CNL Income Corp. Ms. Quinlan also began serving as Secretary of CNL Income Properties in June 2004. In these roles, Ms. Quinlan supervises CNL Income Properties’ financial reporting, financial controls, legal and regulatory compliance and accounting functions as well as forecasting, budgeting and cash management activities. She is also responsible for equity and debt financing activities. Ms. Quinlan’s previous position was with CNL Hospitality Corp. from 1999 to April 2004, where she served as Senior Vice President of Corporate Finance and Treasury. She was responsible for all accounting and financial reporting requirements, corporate finance and treasury functions for CNL Hospitality Corp. Prior to joining CNL Hospitality Corp., Ms. Quinlan was employed by KPMG LLP from 1987 to 1999, most recently as a senior manager, performing services for a variety of clients in the real estate, hospitality and financial services industries. She assisted several clients through their initial public offerings, secondary offerings, securitizations and complex business and accounting issues. Ms. Quinlan is a certified public accountant. She graduated from the University of Central Florida in 1986 where she received a B.S. in Accounting and Finance.

Thomas G. Huffsmith, age 49. Chief Investment Officer and Senior Vice President. Mr. Huffsmith has served as Chief Investment Officer and Senior Vice President since August 2004. Mr. Huffsmith has also served as Chief Investment Officer of CNL Income Corp. since June 2004. Prior to that, he served as president of Huffsmith Development, LLC, a real estate principal and advisory business in Paris and as President of Regent International Hotels. Prior to joining Regent in 2001, Mr. Huffsmith was senior vice president of development and investments, EMEA (Europe, Middle East and Africa), for Six Continents Hotels in London. In this position he served as head of all development and acquisition activities for the company’s brands throughout EMEA. He also served as senior vice president of development, The Americas for Crowne Plaza Hotels. Both Six Continents and Crowne Plaza are in the Intercontinental Hotels Group, PLC’s family of hotels. Prior to joining the Intercontinental Hotels companies in October 1997, Mr. Huffsmith was employed by LaSalle Partners in New York where he held the position of senior vice president of hotel investments on such projects as the leasing of 42nd Street between 7th and 8th Avenue in New York as well as participating as senior management in the start-up of several LaSalle-sponsored REITs. Mr. Huffsmith was also vice president of hotel investments for Prudential Realty Group in Newark, New Jersey where he was in charge of strategic planning for the office, retail and hotel portfolios. He also managed Prudential Real Estate Investor’s separate account hotel investment portfolio. Mr. Huffsmith received his M.B.A. degree from the Wharton School of the University of Pennsylvania in Philadelphia, Pennsylvania. He graduated from Cornell University in Ithaca, New York, with a B.S. degree in Hotel Administration.

THE ADVISOR AND THE ADVISORY AGREEMENT

THE ADVISOR

The following paragraphs update the corresponding information beginning on page 84 of the Prospectus:

Effective April 19, 2004, Thomas J. Hutchison III resigned as President of CNL Income Corp. and R. Byron Carlock, Jr. was appointed President of CNL Income Corp. On that same day Tammie A. Quinlan was appointed as Chief Financial Officer and Senior Vice President and Charles A. Muller was appointed Chief Operating Officer. Effective June 11, 2004, Lynn E. Rose resigned as Secretary of our advisor and Tracy G. Schmidt was appointed Secretary of our advisor. On June 29, 2004, Thomas G. Huffsmith was appointed as Chief Investment Officer of our advisor. Effective February 22, 2005, Charles A. Muller was appointed Executive Vice President.

Tracy G. Schmidt, age 47. Secretary. Mr. Schmidt has served as Secretary of CNL Income Corp. since June 2004. Since 2004, Mr. Schmidt has also served as Chief Financial Officer of CNL Holdings, Inc., the parent company of CNL Financial Group, Inc., a diversified real estate company. Prior to joining CNL Holdings, Inc., Mr. Schmidt was senior vice president and chief financial officer for Federal Express Corporation (“FedEx Express”), a worldwide express transportation company, from 1998 to 2004. While at FedEx Express, he was responsible for worldwide financial planning, capital allocations, treasury, accounting, reporting, tax, audits, strategic sourcing, IT business systems and revenue operations with 2,000 people to support a complex global business environment of operations in 210 countries and territories and 140,000 employees. Prior to that, Mr. Schmidt was senior vice president, general manager, Air Ground Terminals and Transportation Division for FedEx Express from 1994 to 1998, and from 1980 to 1994 held various financial management positions at FedEx Express. Mr. Schmidt serves as a Director of CNL Bancshares, Inc., Love Worth Finding Ministries, Stephen Olford Ministries International and ServiceU Corporation. Mr. Schmidt is a graduate of Christian Brothers University in Memphis, Tennessee and holds a B.A. in Business Administration and Accounting. He became a certified public accountant in Tennessee in 1980.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The following paragraphs are inserted before the last paragraph on page 86 of the Prospectus:

Our President, individually and in conjunction with a consulting company owned by him, contracts with various affiliates of our advisor to provide consulting services.

On September 30, 2004, we borrowed funds in order to fund a portion of our distributions in the approximate principal amount of $470,512 from CFG our affiliate and parent company of our advisor. CFG is wholly-owned by our chairman of the board and his wife. On December 16, 2004, our board of directors authorized us to issue approximately 48,533 restricted shares of common stock at a share price of $10.00 per share to CFG in exchange for the cancellation of the loan due to CFG of approximately $485,326, including accrued interest.

On December 16, 2004, our board of directors also authorized the issuance of approximately 69,173 restricted shares of common stock at a share price of $10.00 per share to CFG in exchange for a capital contribution of approximately $691,725. The proceeds of the stock issuance were used to fund the distributions declared for stockholders of record on September 20, which was paid September 30, 2004 and October 1, November 1, and December 1, 2004, which were paid by December 31, 2004.

Both of the above securities transactions were made pursuant to the exemption from registration provided under Section 4(2) of the Securities Act of 1933.

Our managing dealer is entitled to receive selling commissions amounting to 6.5% of the total amount raised from the sale of Shares from this offering, up to 6.0% of which may be paid as commissions to other broker-dealers. However, Soliciting Dealers that sell more than $50 million in Gross Proceeds in any fiscal year may be reallowed up to 6.2% with respect to selling commissions on the Shares they sell. During the period commencing April 16, 2004 through February 14, 2005, we incurred approximately $6.8 million of such fees in connection with this offering, the majority of which has been or will be paid by CNL Securities Corp. as commissions to other broker-dealers.

In addition, the managing dealer is entitled to receive a marketing support fee of 2.5% of the total amount raised from the sale of shares from this offering, all or a portion of which may be reallowed to other broker-dealers who enter into a Participating Broker Agreement with the managing dealer. During the period commencing April 16, 2004 through February 14, 2005, we incurred approximately $2.6 million of such fees in connection with this offering, the majority of which has been or will be reallowed to other broker-dealers.

In connection with this offering, our Advisor is entitled to receive Acquisition Fees for services in making or investing in loans or other permitted investments of 3.0% of the total amount raised or loaned. During the period commencing April 16, 2004 through February 14, 2005, we incurred approximately $3.2 million of such fees in connection with this offering.

We have entered into an Advisory Agreement with our Advisor pursuant to which the Advisor receives a monthly asset management fee of 0.08334% of an amount equal to the total amount invested in our properties, loans and other permitted investments (exclusive of acquisition fees and expenses) as of the end of the preceding month. The asset management fee, which will not exceed fees which are competitive for similar services in the same geographic area, may or may not be taken, in whole or in part as to any year, in the sole discretion of the Advisor. All or any portion of the asset management fee not taken as to any fiscal year shall be deferred without interest and may be taken in such other fiscal year as the Advisor shall determine. During the period commencing April 16, 2004 through January 31, 2005, we incurred approximately $73,699 of such fees.

Our Advisor and its Affiliates provide various general operating and administrative services to us, including services related to accounting; financial, tax and regulatory compliance reporting; stockholder distributions and reporting; due diligence and marketing; and investor relations (including administrative services in connection with the offering of shares) on a day-to-day basis. During the period commencing April 16, 2004 through January 31, 2005, we incurred approximately $7.6 million for these services.

DISTRIBUTION POLICY

On September 15, 2004, our board of directors declared a distribution of $0.1342 per share for stockholders of record on September 20, 2004 to be paid by September 30, 2004 and a distribution of $0.0417 per share for stockholders of record on October 1, 2004 to be paid by December 31, 2004. On November 1, 2004 and December 1, 2004, our board of directors declared a distribution of $0.0417 per share for stockholders of record on November 1, 2004 and December 1, 2004, respectively, which were paid by December 31, 2004. The majority of the two September distributions and the October, November and December distributions will constitute a return of capital for federal income tax and accounting purposes as these distributions exceed our earnings and profits. As described above under “Certain Relationships and Related Transactions,” the September, October, November and December distributions were funded by the proceeds from the issuance of restricted stock to CFG.

On January 1, 2005 and February 1, 2005, our board of directors declared a distribution of $0.0417 per share for stockholders of record on January 1, 2005 and February 1, 2005, respectively, to be paid by March 31, 2005. On February 15, 2005, our Board of Directors declared a distribution of $.0438 per share for stockholders of record at the close of business on March 1, 2005, to be paid by March 31, 2005. This represents an increased per share distribution. The January, February and March distributions may constitute a return of capital for federal income tax and accounting purposes. It is possible that a portion of the January, February and March distributions will not be supported by funds from operations.

SUPPLEMENTAL SALES MATERIAL

The following information updates the fourth paragraph on page 129 of the Prospectus:

Shares are being offered only through this Prospectus. In addition to this Prospectus, we may use certain sales materials in connection with this offering, although only when accompanied or preceded by the delivery of this Prospectus. No sales material may be used unless it has first been approved in writing by CNL Income Properties. We anticipate that sales materials will be provided in various electronic formats to Soliciting Dealers for their internal use as well as for use with potential investors. The electronic formats that we anticipate that we may use include, but are not limited to: view and download from an access-controlled website, CD-rom, diskette, memory sticks and email. As of the date of this Prospectus, it is anticipated that the following sales material will be authorized for use by CNL Income Properties in connection with this offering: (i) a brochure entitled CNL Income Properties; (ii) a fact sheet describing the general features of CNL Income Properties; (iii) a cover letter transmitting the Prospectus; (iv) a properties portfolio; (v) a summary description of the offering; (vi) a presentation about CNL Income Properties; (vii) a script for telephonic marketing; (viii) broker updates; (ix) a listing of properties; (x) sales support pieces; (xi) seminar advertisements and invitations; (xii) certain third-party articles; (xiii) industry specific information pieces; (xiv) distribution pieces; and (xv) webinars. All such materials will be used only by registered broker-dealers that are members of the NASD and advisers registered under the Investment Advisers Act of 1940. We also may respond to specific questions from Soliciting Dealers and prospective investors. Additional materials relating to the offering may be made available to Soliciting Dealers for their internal use.

EXPERTS

The following paragraphs replace the paragraph under the heading “Experts” beginning on page 130 of the Prospectus:

The balance sheet of CNL Income Properties as of December 31, 2003 and the Statement of Stockholder’s Equity for the period from August 11, 2003 (date of inception) through December 31, 2003, included in this Prospectus and Registration Statement, have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent registered certified public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The combined statement of revenue and certain expenses of Intrawest Portfolio Commercial Properties, for the year ended June 30, 2004 included in this Prospectus have been audited by KPMG LLP, independent registered public accounting firm, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in auditing and accounting.

The financial statements of both Dallas Market Center Company, Ltd. and IFDC Property Company, Ltd., at January 31, 2004 and for the year then ended appearing in this Prospectus and Registration Statement have been audited by Ernst & Young, LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

INDEX TO FINANCIAL STATEMENTS

CNL Income Properties, Inc.

Pro Forma Consolidated Financial Information:

Unaudited Pro Forma Consolidated Financial Information	F-1

Unaudited Pro Forma Consolidated Balance Sheet as of September 30, 2004	F-2

Unaudited Pro Forma Consolidated Statement of Operations for the nine months ended September 30, 2004	F-3

Unaudited Pro Forma Consolidated Statement of Operations for the period August 11, 2003 (Date of Inception) through December 31, 2003	F-4

Notes to Unaudited Pro Forma Consolidated Financial Statements for the nine months ended September 30, 2004 and August 11, 2003 (Date of Inception) through December 31, 2003	F-5

Interim Unaudited Condensed Financial Statements as recently filed in CNL Income Properties Inc.’s September 30, 2004 Form 10-Q:

Condensed Balance Sheets as of September 30, 2004 and December 31, 2003	F-10

Condensed Statements of Operations for the quarter and nine months ended September 30, 2004	F-11

Condensed Statements of Stockholders’ Equity for the nine months ended September 30, 2004 and August 11, 2003 (Date of Inception) through December 31, 2003	F-12

Condensed Statement of Cash Flows for the nine months ended September 30, 2004	F-13

Notes to Condensed Financial Statements for the quarter and nine months ended September 30, 2004 and August 11, 2003 (Date of Inception) through December 31, 2003	F-14

Statement of Estimated Taxable Operating Results Before Dividends Paid Deduction	F-19

Report of Independent Registered Certified Public Accounting Firm dated February 23, 2004	F-21

CNL INCOME PROPERTIES, INC.

AND SUBSIDIARIES

UNAUDITED PRO FORMA

CONSOLIDATED FINANCIAL INFORMATION

The following Unaudited Pro Forma Consolidated Balance Sheet of CNL Income Properties, Inc. (the “Company”) is presented as if the transactions described in Note (c) had occurred on September 30, 2004.

The Unaudited Pro Forma Consolidated Statements of Operations are presented for the nine months ended September 30, 2004 and the period August 11, 2003 (Date of Inception) through December 31, 2003 (the “Pro Forma Periods”), and include certain pro forma adjustments to illustrate the estimated effect of the transactions as if they had occurred on August 11, 2003. The Company was formed on August 11, 2003 and had no historical operations for the year ended December 31, 2003.

This pro forma consolidated financial information is presented for informational purposes only and does not purport to be indicative of the Company’s financial results or condition if the various events and transactions reflected herein had occurred on the dates or been in effect during the periods indicated. This pro forma consolidated financial information should not be viewed as indicative of the Company’s financial results or conditions in the future.

CNL INCOME PROPERTIES, INC.

AND SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

SEPTEMBER 30, 2004

	Historical (a)	Pro Forma Adjustments		Pro Forma
Assets
Cash	$31,294,664	$83,489,601	(b)	$—
		(114,784,265	)(c)
Prepaid expenses	109,044	—		109,044
Deferred offering costs	5,316,895	—		5,316,895
Deposits	6,590,000	(6,500,000	)(c)	90,000
Investment in partnerships and trust	—	121,284,265	(c)	121,284,265
Other assets	2,133,093	2,752,404	(b)	171,324
		(4,714,173	)(c)

	$45,443,696	$81,527,832		$126,971,528

Liabilities and Stockholders’ Equity
Liabilities:
Note payable to affiliate	$470,512	$—		$470,512
Due to affiliates	9,402,949	2,752,404	(b)	7,441,180
		(4,714,173	)(c)
Accounts payable and accrued expenses	1,008,739	—		1,008,739
Distributions payable	176,261	—		176,261

Total liabilities	11,058,461	(1,961,769)		9,096,692

Commitments and contingencies
Stockholders’ equity:
Preferred stock $.01 par value per share 200 million shares authorized and unissued	—
Excess shares, $.01 par value per share 120 million shares authorized and unissued	—
Common stock, $.01 par value per share One billion shares authorized, 4,140,826 shares issued and outstanding	41,408	91,747	(b)	133,155
Capital in excess of par value	35,825,722	83,397,854	(b)	119,223,576
Accumulated distributions in excess of net earnings	(1,481,895)	—		(1,481,895)

Total stockholders’ equity	34,385,235	83,489,601		117,874,836

	$45,443,696	$81,527,832		$126,971,528

See accompanying notes to unaudited pro forma consolidated financial statements

CNL INCOME PROPERTIES, INC.

AND SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 2004

	Historical (1)	Pro Forma Adjustments		Pro Forma
Revenues:
Interest income	$90,344	$(90,344	)(2)	$—

Expenses:
General and administrative	904,115	—		904,115
Asset management fee	—	2,159,033	(4)	2,159,033
Amortization	—	222,933	(5)	222,933
Organization costs	21,351	—		21,351

	925,466	2,381,966		3,307,432

Loss before equity in earnings of partnerships and trust	(835,122)	(2,472,310)		(3,307,432)
Equity in earnings of partnerships and trust	—	9,370,454	(3)	9,370,454

Net earnings (loss)	$(835,122)	$6,898,144		$6,063,022

Net earnings (loss) per share of common stock (basic and diluted)	$(0.41)			$.46

Weighted average number of shares of common stock outstanding (basic and diluted)	2,017,035		(6)	13,315,500

See accompanying notes to unaudited pro forma consolidated financial statements

CNL INCOME PROPERTIES, INC.

AND SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

AUGUST 11, 2003 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2003

	Historical (1)	Pro Forma Adjustments		Pro Forma
Revenues	$—	$—		$—

Expenses:
Asset management fee		1,119,937	(4)	1,119,937
Amortization	—	86,730	(5)	86,730

	—	1,206,667		1,206,667

Loss before equity in earnings of partnerships and trust	—	(1,206,667)		(1,206,667)
Equity in earnings of partnerships and trust	—	4,821,966	(3)	4,821,966

Net earnings	$—	$3,615,299		$3,615,299

Net earnings per share of common stock (basic and diluted)	$—			$0.27

Weighted average number of shares of common stock outstanding (basic and diluted)	—		(6)	13,315,500

See accompanying notes to unaudited pro forma consolidated financial statements

CNL INCOME PROPERTIES, INC.

AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED

FINANCIAL STATEMENTS FOR

THE NINE MONTHS ENDED SEPTEMBER 30, 2004 AND

AUGUST 11, 2003 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2003

Unaudited Pro Forma Consolidated Balance Sheet:

(a)	Reflects the Company’s historical balance sheet as of September 30, 2004.

(b)	Represents the receipt of $91,746,814 in additional gross offering proceeds from the sale of 9,174,681 shares and the payment of related selling commissions of $5,963,543 (6.5% of gross proceeds) and marketing support fees of $2,293,670 (2.5% of gross proceeds), both of which have been netted against stockholders’ equity. Also reflects the capitalization of additional acquisition fees in the amount of $2,752,404 (3.0% of gross proceeds) which are included in amounts due to affiliates. The additional offering proceeds included in the pro forma adjustments have been limited to approximate the amount of proceeds necessary to acquire the Company’s equity interests in the partnerships and trust described in Note (c). The Company must obtain additional funds through its public offering in order to acquire its full interest in the DMC Partnership, as defined in Note (c) ii. below.

(c)	Represents the acquisition of the Company’s interest in two partnerships and a trust for a total investment of $121,284,265. The investment includes $114,784,265 in cash paid at closing, the application of a $6,500,000 deposit paid prior to September 30, 2004, and the reclassification of certain acquisition fees and costs of $4,714,173 that were capitalized and paid to affiliates. The Company’s investment in partnerships and trust includes the following acquired and pending interests:

i.	On December 3, 2004, the Company acquired from Intrawest Corporation and certain of its affiliates (“Intrawest”), through a trust wholly-owned by the Company (the “Trust”), an interest in certain retail and commercial real estate at two resort villages: the Village at Blue Mountain located in Ontario, Canada and Whistler Creekside, located in British Columbia, Canada (the “Canadian Properties”), for approximately $30,281,000, excluding transaction costs. The Canadian Properties are subject to a mortgage note payable of approximately $22,271,000. The Company also entered into an agreement to acquire an 80% interest (a .01% general partnership interest and a 79.99% limited partnership interest) in CNL Village Retail Partnership, LP (the “Intrawest Partnership”), with the remaining interest being held by Intrawest. Although the Trust is wholly owned by the Company, the Company’s interest in the Canadian Properties is subject to the terms of the partnership agreement. The allocation of profits and losses, and the calculation of distribution payments to the partners of the Intrawest Partnership are dependent, in part, upon the cash flows of the Canadian Properties.

On December 16, 2004, the Intrawest Partnership acquired certain retail and commercial real estate at five additional resort villages: the Village at Copper Mountain, Colorado; the Village at Mammoth Mountain, California; the Village at Baytowne Wharf, Florida; the Village at Snowshoe Mountain, West Virginia; and the Village at Stratton, Vermont (the “U.S. Properties”). The U.S. Properties were acquired by the Intrawest Partnership from Intrawest for an aggregate purchase price of $80,558,000, excluding transaction costs. The U.S. Properties are subject to a mortgage note payable of approximately $45,000,000. The Canadian Properties and the U.S. Properties, collectively, make up the Intrawest Portfolio Commercial Properties (the “Intrawest Properties”), and consist of approximately 400,000 square feet of rentable space.

CNL INCOME PROPERTIES, INC.

AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED

FINANCIAL STATEMENTS FOR

THE NINE MONTHS ENDED SEPTEMBER 30, 2004 AND

AUGUST 11, 2003 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2003

Unaudited Pro Forma Consolidated Balance Sheet (continued):

The Intrawest Partnership and Trust were evaluated in accordance with FASB Interpretation No. 46 (revised December 2003) Consolidation of Variable Interest Entities, an interpretation of ARB No. 51 (“FIN 46”), and both were determined to be variable interest entities in which the Company is not the primary beneficiary. Accordingly, the Company has accounted for its interests in the Intrawest Partnership and Trust under the equity method of accounting. The Company’s investment balance in the Intrawest Partnership and Trust is $41,698,052.

ii.	On January 14, 2005, the Company announced its intent to form a partnership (the “DMC Partnership”) with Dallas Market Center Company, Ltd. (“DMC”) to acquire interests in certain real estate and related assets of DMC and IFDC Property Company, Ltd. (“IFDC”). In anticipation of the transaction, DMC formed WTC-Trade Mart, LP (“WTC”) and contributed substantially all of the assets from DMC into WTC. On February 14, 2005, the DMC Partnership was formed and the Company acquired a 50.67% interest in the DMC Partnership, which owned 100% of the WTC real estate assets, for approximately $38,000,000 excluding transaction costs. The Company expects to increase its ownership in the DMC Partnership to 80% with an additional capital contribution of $22,000,000. In addition, the DMC Partnership plans to acquire the real estate assets of IFDC, at which time the Company expects to contribute $11,200,000 excluding transaction costs for its 80% interest. The WTC and IFDC real estate consists of approximately 4.8 million square feet of wholesale merchandising and exhibition space located at the Dallas Market Center in Dallas, Texas. The DMC Partnership was evaluated in accordance with FIN 46 and was determined to be a variable interest entity in which the Company is not the primary beneficiary. Accordingly, the Company has accounted for its interest in the DMC Partnership under the equity method of accounting. The Company’s investment balance in the DMC Partnership is $79,586,213.

Unaudited Pro Forma Consolidated Statements of Operations:

(1)	Represents the Company’s historical operating results for the respective Pro Forma Periods being presented.

(2)	Reflects a reduction in interest income due to the decrease in the amount of cash available to invest in interest bearing accounts after the Company’s purchase of its interest in the properties described in Note (b) above.

(3)	The partnership agreements provide for allocations of income, losses and cash flows in varying amounts based on certain factors, including performance. Accordingly, the Company has reflected its equity in earnings of the partnerships and trust for the respective Pro Forma Period presented under the hypothetical liquidation at book value method of accounting. Pursuant to the partnership agreements, the Company receives an annual preferred return on its investment.

Under the hypothetical liquidation at book value method, the Company would recognize income in each period equal to its preferred return on its unrecovered investment basis and its pro rata share of residual returns, as defined in the partnership agreements. The Company’s preferred return from the Intrawest Partnership of 11.25% for the nine months ended September 30, 2004 totaled approximately $3,356,351 and its 11.00% return for the period ended December 31, 2003 totaled approximately $1,702,322, as calculated on a pro-rata basis. The Company’s share of its preferred and residual returns from the DMC Partnership totaled approximately $6,014,103 for the nine months ended September 30, 2004 and approximately $3,119,644 for the period ended December 31, 2003.

CNL INCOME PROPERTIES, INC.

AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED

FINANCIAL STATEMENTS FOR

THE NINE MONTHS ENDED SEPTEMBER 30, 2004 AND

AUGUST 11, 2003 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2003

Unaudited Pro Forma Consolidated Statements of Operations (continued):

The following estimated operating results of the properties held in partnerships and trust are presented as if the investment had been made as of August 11, 2003:

	Pro Forma Period ended
	September 30, 2004	December 31, 2003
Revenues in excess of certain expenses	$23,506,728	$11,887,188
Pro forma adjustments:
Depreciation and amortization (a)	(12,698,175)	(6,586,816)
Property management fee (b)	(363,799)	(175,886)
Interest expense (c)	(10,118,418)	(5,248,641)

Pro forma loss of properties held in partnerships and trust	$326,336	$(124,155)

Allocation of income (loss) to:
The Company	$9,370,454	$4,821,966

Other partners	$(9,044,118)	$(4,946,121)

a.	Reflects depreciation and amortization of the depreciable or amortizable assets and liabilities of the properties using the straight-line method over their estimated useful lives as follows:

	Pro Forma Period ended
	September 30, 2004	December 31, 2003
Buildings and improvements	$6,035,206	$3,130,590
Tenant improvements	1,721,087	892,765
FF&E	3,842,811	1,993,349
Intangible lease costs	974,632	505,563
Intangible purchase option	11,371	5,898
Deferred financing costs	113,068	58,651

	$12,698,175	$6,586,816

The buildings and improvements are depreciated over useful lives of 39 years. The tenant improvements are depreciated over the remaining terms of the related leases. Furniture, fixtures and equipment are depreciated over useful lives of 3-5 years. Lease intangible costs associated with having in-place leases at the date of acquisition are amortized on a straight-line basis over the remaining terms of the acquired leases. In addition, an option to purchase additional future commercial space from Intrawest is being amortized over the option period of 20 years.

b.	Reflects the property management fees associated with the current management of the Intrawest Properties by Intrawest. Intrawest will receive 4% of annual gross rental revenues, as defined in the property management agreement.

CNL INCOME PROPERTIES, INC.

AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED

FINANCIAL STATEMENTS FOR

THE NINE MONTHS ENDED SEPTEMBER 30, 2004 AND

AUGUST 11, 2003 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2003

c.	Represents interest expense under mortgage loans, to which the properties are subject, with the following terms:

Unaudited Pro Forma Consolidated Statements of Operations (continued):

Mortgage Loan	Original Amount	Interest Rate	Nine Months Ended September 30, 2004	Period Ended December 31, 2003
Congress Financial (Canadian Properties)	$22,270,596	5.83%, interest only for first two years.	$973,782	$505,122

Intrawest Resort Finance, Inc. (U.S. Properties)	45,000,000	5.99% with scheduled increases from January through November, 2006 totaling an additional 1.25%. On November 20, 2006 the interest rate converts to a floating rate of LIBOR plus 7.5% until the maturity date on December 31, 2006.	2,021,625	1,048,660

Bank of America, N.A. (WTC)	143,000,000	Three separate servicing notes with a blended rate of 6.04%.	6,448,565	3,345,009

Bank of America, N.A. (IFDC)	17,000,000	Annual interest on outstanding principal of 5.45%.	674,446	349,850

CNL INCOME PROPERTIES, INC.

AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED

FINANCIAL STATEMENTS FOR

THE NINE MONTHS ENDED SEPTEMBER 30, 2004 AND

AUGUST 11, 2003 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2003

Unaudited Pro Forma Consolidated Statements of Operations (continued):

(4)	Represents asset management fees associated with owning interests in the properties. The assets are managed by the Company’s advisor for an annual asset management fee of 1% of the Company’s pro-rata share of the “Real Estate Asset Value” as defined in the Company’s Prospectus.

(5)	Represents amortization of capitalized acquisition costs that were allocated to the Company’s basis in investment in partnerships and trust. The amounts are amortized over the estimated useful lives of the related buildings and improvements.

(6)	Historical earnings per share were calculated based upon the actual weighted average number of shares of common stock outstanding during the respective Pro Forma Periods presented. The pro forma earnings per share were calculated assuming that proceeds from the sale of shares were sufficient to fund the acquisitions and that those shares of common stock were outstanding for the entire Pro Forma Periods presented.

CNL INCOME PROPERTIES, INC.

CONDENSED BALANCE SHEETS

(UNAUDITED)

	September 30, 2004	December 31, 2003
ASSETS
Cash	$31,294,664	$1,000
Prepaid expenses	109,044	—
Deferred offering costs	5,316,895	1,310,797
Deposits	6,590,000	—
Other assets	2,133,093	—

Total Assets	$45,443,696	$1,311,797

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable and accrued expenses	$1,008,739	$72,000
Due to affiliates	9,402,949	1,039,797
Distributions payable	176,261	—
Note payable to affiliate	470,512	—

Total Liabilities	11,058,461	1,111,797

Commitment
Stockholders’ equity:
Preferred stock $.01 par value per share
200 million shares authorized and unissued at September 30, 2004, and no shares authorized or issued at December 31, 2003	—	—
Excess shares $.01 par value per share
120 million shares authorized and unissued at September 30, 2004, and no shares authorized or issued at December 31, 2003	—	—
Common stock, $.01 par value per share
One billion shares authorized at September 30, 2004, 4,140,826 shares issued and outstanding; 100,000 shares authorized at December 31, 2003, 20,000 shares issued and outstanding	41,408	200
Capital in excess of par value	35,825,722	199,800
Net loss and distributions in excess thereof	(1,481,895)	—

	34,385,235	200,000

Total Liabilities and Stockholders’ Equity	$45,443,696	$1,311,797

See accompanying notes to condensed financial statements

CNL INCOME PROPERTIES, INC.

CONDENSED STATEMENTS OF OPERATIONS

(UNAUDITED)

	Quarter Ended September 30, 2004	Nine Months Ended September 30, 2004
Revenues:
Interest income	$88,951	$90,344

Expenses:
General, operating and administrative	709,608	904,115
Organization costs (recoveries)	(1,006)	21,351

	708,602	925,466

Net Loss	$(619,651)	$(835,122)

Loss Per Share of Common Stock (Basic and Diluted)	$(0.29)	$(0.41)

Weighted Average Number of Shares of Common Stock Outstanding (Basic and Diluted)	2,134,059	2,017,035

See accompanying notes to condensed financial statements

CNL INCOME PROPERTIES, INC.

CONDENSED STATEMENTS OF STOCKHOLDERS’ EQUITY

Nine Months Ended September 30, 2004 and

August 11, 2003 (Date of Inception) through December 31, 2003

(UNAUDITED)

	Common Stock		Capital in Excess of Par Value	Net Loss and Distributions in Excess Thereof	Total Stockholders’ Equity
	Number of Shares	Par Value
Balance at August 11, 2003 (Date of Inception)	—	$—	$—	$—	$—
Cash received from sale of common stock to CNL Income Corp.	20,000	200	199,800	—	200,000

Balance at December 31, 2003	20,000	200	199,800	—	200,000
Subscriptions received for common stock through public offering and distribution reinvestment plan	4,199,065	41,990	41,712,559	—	41,754,549
Subscriptions held in escrow	(78,239)	(782)	(781,608)	—	(782,390)
Stock issuance and offering costs	—	—	(5,305,029)	—	(5,305,029)
Net loss	—	—	—	(835,122)	(835,122)
Distributions	—	—	—	(646,773)	(646,773)

Balance at September 30, 2004	4,140,826	$41,408	$35,825,722	$(1,481,895)	$34,385,235

See accompanying notes to condensed financial statements

CNL INCOME PROPERTIES, INC.

CONDENSED STATEMENT OF CASH FLOWS

(UNAUDITED)

Nine Months Ended September 30, 2004
Net Cash Flows from Operating Activities	$90,344

Cash Flows Used in Investing Activities:
Deposits on pending acquisitions	(6,590,000)

Cash Flows from Financing Activities:
Subscriptions received from stockholders	40,972,159
Payment of stock issuance costs	(3,152,841)
Loan origination fees	(45,000)
Proceeds from borrowings from affiliate	470,512
Increase in amounts due to affiliates	19,002
Distributions to stockholders	(470,512)

Net cash flows from financing activities	37,793,320

Net Increase in Cash	31,293,664
Cash at December 31, 2003	1,000

Cash at September 30, 2004	$31,294,664

Supplemental Disclosure of Non-Cash Investing Activities:
Amounts incurred but not paid (included in Due to affiliates and/or Accounts payable and accrued expenses):
Acquisition fees and costs	$2,479,003

Supplemental Disclosure of Non-Cash Financing Activities:
Amounts incurred but not paid (included in Due to affiliates and/or Accounts payable and accrued expenses):
Offering and stock issuance costs	$7,469,085

Distributions declared but not paid	$176,261

See accompanying notes to condensed financial statements

CNL INCOME PROPERTIES, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

Quarter and Nine Months Ended September 30, 2004 and

August 11, 2003 (Date of Inception) through December 31, 2003

(UNAUDITED)

1.	Organization and Nature of Business:

CNL Income Properties, Inc. (the “Company”) was organized in Maryland on August 11, 2003. The Company was formed primarily to acquire properties in the United States that will be leased on a long-term (generally 10 to 20 years, plus renewal options for an additional 10 to 20 years), triple-net basis to tenants or operators who are significant industry leaders. The asset classes in which the Company initially is most likely to invest include the following:

•	Property leased to dealerships

•	Campgrounds and manufactured housing, mobile home or recreational vehicle (“RV”) parks

•	Health clubs

•	Parking lots

•	Bowling alleys

•	Marinas

•	Ski resorts, including real estate in and around ski resorts such as ski-in/ski-out alpine villages, lodging and other related properties

•	Golf courses, including golf clubs and courses

•	Manufacturer’s outlet centers

The Company may also make or acquire loans or other permitted investments related to interests in real estate and may purchase equity and other interests in financings. In addition, the Company may invest up to 10% of its assets in businesses that provide services to, or are otherwise ancillary to, the types of properties in which it is permitted to invest. As of September 30, 2004 and December 31, 2003, the Company did not own any properties and had not made any loans or other investments.

2.	Significant Accounting Policies:

Basis of presentation – The accompanying unaudited condensed financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles. The financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary for a fair statement of the results for the interim period presented. Amounts as of December 31, 2003, included in the financial statements, have been derived from audited financial statements as of that date. The Company commenced active operations on June 23, 2004, when the minimum required offering proceeds had been received and funds were released from escrow.

Loss per share – Loss per share is calculated based upon the weighted average number of shares of common stock outstanding during the period in which the Company was operational. The weighted average number of shares of common stock outstanding for the period June 23, 2004 through September 30, 2004 was 2,017,035, and was 2,134,059 for the quarter ended September 30, 2004.

CNL INCOME PROPERTIES, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS - CONTINUED

Quarter and Nine Months Ended September 30, 2004 and

August 11, 2003 (Date of Inception) through December 31, 2003

(UNAUDITED)

3.	Income Taxes:

The Company intends to make an election to be taxed as a real estate investment trust (“REIT”) under Sections 856 through 860 of the Internal Revenue Code (the “Code”) commencing with its taxable year ending December 31, 2004. If the Company qualifies for taxation as a REIT, the Company generally will not be subject to federal corporate income tax to the extent it distributes at least 90 percent of its REIT taxable income to its stockholders.

REITs are subject to a number of other organizational and operational requirements. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.

4.	Public Offering:

Beginning on April 16, 2004, the Company offered for sale up to $2 billion in shares of common stock (200 million shares of common stock at $10 per share) (the “Offering”), pursuant to a registration statement on Form S-11 under the Securities Act of 1933. On June 23, 2004, the Company received aggregate subscription proceeds in excess of the minimum offering amount of $2,500,000 and funds were released from escrow. A portion of the proceeds representing subscriptions received from Pennsylvania investors, which totaled $782,390 as of September 30, 2004, will remain in escrow until aggregate subscription proceeds total at least $65,000,000.

The Offering provides for five million shares of common stock initially designated for purchase through a distribution reinvestment plan pursuant to which stockholders may elect to have the full amount of their cash distributions from the Company reinvested in additional shares of common stock at $9.50 per share. As of September 30, 2004, the Company had received subscriptions of $242,455 (25,522 shares) through the distribution reinvestment plan.

5.	Deferred Offering and Stock Issuance Costs:

The Company has and will continue to incur costs in connection with the Offering and issuance of shares, including filing fees, legal, accounting, printing, selling commissions, marketing support fees, due diligence expense reimbursements and escrow fees, which are deducted from the gross proceeds of the Offering. Costs incurred for activities prior to raising capital have been advanced or funded by an affiliate (see note 7). As of September 30, 2004, the total offering and stock issuance costs incurred to date was approximately $10.6 million.

Under the terms of the Offering, certain affiliates are entitled to receive selling commissions of up to 6.5% of gross offering proceeds on all shares sold, a marketing support fee of up to 2.5% of gross offering proceeds, and reimbursement of actual expenses incurred in connection with the Offering. In accordance with the Company’s articles of incorporation, the total amount of selling commissions, marketing support fees, due diligence expense reimbursements, and organizational and offering expenses to be paid by the Company may not exceed 13% of the aggregate offering proceeds. Therefore, offering costs of approximately $5.3 million, representing the portion of those costs exceeding 13% of the offering proceeds, have been deferred as of September 30, 2004. The deferred offering costs will be deducted from future offering proceeds and reimbursed to affiliates to the extent the costs are within the 13% limitation. The remaining $5.3 million was deducted from the offering proceeds and charged to capital in excess of par value.

CNL INCOME PROPERTIES, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS - CONTINUED

Quarter and Nine Months Ended September 30, 2004 and

August 11, 2003 (Date of Inception) through December 31, 2003

(UNAUDITED)

6.	Deposits and Other Assets:

The deposit balance as of September 30, 2004 consists of $6.5 million in earnest money paid toward the pending acquisition of the Intrawest portfolio of commercial village properties (discussed in note 9) and other miscellaneous deposits related to the transaction. The deposits will be applied toward the purchase price and loan costs upon closing of the transaction. Other assets include acquisition fees and miscellaneous acquisition expenses that will be allocated to future properties and other permitted investments that may be acquired.

7.	Related Party Arrangements:

Certain directors and officers of the Company hold similar positions with CNL Income Corp., a stockholder and the advisor (the “Advisor”) of the Company, and with the managing dealer of the Company’s public offering, CNL Securities Corp. The Company’s chairman of the board indirectly owns a controlling interest in the parent company of the Advisor. These affiliates receive fees and compensation in connection with the Offering, and the acquisition, management and sale of the Company’s assets.

Pursuant to an advisory agreement between the Advisor and the Company, the Advisor is entitled to receive acquisition fees for services in the selection, purchase, development or construction of real property, generally equal to 3% of gross offering proceeds, and 3% of loan proceeds for services in connection with the incurrence of debt. During the quarter and nine months ended September 30, 2004, the Advisor earned $1,087,929, and $1,235,865, respectively, in acquisition fees.

The Advisor and its affiliates are also entitled to reimbursement of certain costs incurred on behalf of the Company in connection with the Company’s organization, offering, acquisitions, and operating activities. During the quarter and nine months ended September 30, 2004, the reimbursable expenses totaled $5,263,836, and $7,872,655, respectively. To the extent that operating expenses payable or reimbursable by the Company, in any four consecutive fiscal quarters (the “Expense Year”), exceed the greater of 2% of average invested assets or 25% of net income, the Advisor shall reimburse the Company, within 60 days after the end of the Expense Year, the amount by which the total operating expenses paid or incurred by the Company exceed the greater of the 2% or 25% threshold.

CNL Securities Corp., the managing dealer, receives selling commissions of up to 6.5% of gross offering proceeds on all shares sold, a marketing support fee of up to 2.5% of gross offering proceeds, and reimbursement of actual expenses incurred in connection with due diligence of the Offering. A substantial portion of the selling commissions and marketing support fees are reallowed to participating broker dealers. During the quarter and nine months ended September 30, 2004, the Company incurred $2,288,840 and $2,500,367, respectively, in selling commissions and $880,712 and $962,069, respectively of marketing support fees and due diligence expense reimbursements.

CNL INCOME PROPERTIES, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS - CONTINUED

Quarter and Nine Months Ended September 30, 2004 and

August 11, 2003 (Date of Inception) through December 31, 2003

(UNAUDITED)

Amounts due to affiliates for fees and expenses described above are as follows:

	September 30, 2004	December 31, 2003
Due to Advisor and certain affiliates	$7,941,017	$1,039,797
Due to CNL Securities Corp.	1,461,932	—

	$9,402,949	$1,039,797

The Company has made an arrangement with CNL Financial Group, Inc., an affiliate of the Company and the Advisor, to borrow funds, as necessary, to pay distributions to stockholders (see note 8). As of September 30, 2004, the Company has borrowed $470,512 to fund such distributions. The borrowings bear interest at LIBOR plus 250 basis points and are payable by December 31, 2005.

8.	Distributions:

In order to qualify as a REIT for federal income tax purposes, the Company must, among other things, make distributions each taxable year equal to at least 90% of its real estate investment trust taxable income. The Company intends to make regular distributions, and the board of directors currently intends to declare distributions on a monthly basis using the first day of the month as the record date.

On September 15, 2004, the board of directors declared a distribution of $0.1342 per share for stockholders of record on September 20, 2004 that was paid on September 30, 2004, and a distribution of $0.0417 per share for stockholders of record on October 1, 2004 to be paid by December 31, 2004. The September distribution will, and the October distribution may, constitute a return of capital for federal income tax purposes to the extent that distributions exceed earnings and profits of the Company. However, such distributions will not reduce the stockholders’ aggregate Invested Capital (as defined in the Prospectus dated April 16, 2004) as the basis for calculating future distribution. The September distribution was funded through borrowings from CNL Financial Group, Inc. (see note 7).

The Company previously declared contingent distributions for stockholders of record on June 25, July 1, and August 1, 2004. Payment of these distributions was subject to the completion of a property acquisition on or before September 20, 2004. Since the Company did not complete its first property acquisition by September 20, 2004, the previously declared contingent distributions were not paid.

9.	Commitment:

On August 10, 2004, the Company entered into a commitment to acquire an 80% interest in a portfolio of commercial real estate properties located in and around various ski and golf resort villages in the United States and Canada through a partnership with Intrawest Corporation and certain of its affiliates. The total estimated purchase price for the portfolio of properties is expected to be $160 million. Based on the Company’s proportionate equity ownership and the $96 million permanent debt financing expected to be secured in connection with the purchase, the Company’s cash contribution, excluding transactions costs, is expected to be approximately $51 million. The transaction is expected to close in the fourth quarter of 2004 and is subject to the fulfillment of certain conditions including obtaining additional equity and debt financing, executing definitive documents, and other customary closing conditions.

CNL INCOME PROPERTIES, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS - CONTINUED

Quarter and Nine Months Ended September 30, 2004 and

August 11, 2003 (Date of Inception) through December 31, 2003

(UNAUDITED)

10.	Stockholders’ Equity:

At December 31, 2003, the Company was authorized to issue a total of 100,000 shares of common stock. On March 11, 2004, the Company amended its articles of incorporation to authorize the issuance of 1.32 billion shares of capital stock, consisting of one billion shares of common stock, $0.01 par value per share, 200 million shares of preferred stock, and 120 million shares of excess stock (“Excess Shares”), $0.01 par value per share. Of the 120 million Excess Shares, 100 million are issuable in exchange for common stock and 20 million are issuable in exchange for preferred stock.

11.	Subsequent Event(s):

During the period October 1, 2004 through October 22, 2004, the Company received additional subscription proceeds of approximately $9.8 million (979,033 shares). As of October 22, 2004 the aggregate subscription proceeds totaled $51.5 million, including $866,889 from Pennsylvania investors whose funds will be held in escrow until aggregate subscription proceeds total at least $65 million.

CNL INCOME PROPERTIES, INC.

STATEMENT OF ESTIMATED TAXABLE OPERATING RESULTS

BEFORE DIVIDENDS PAID DEDUCTION

OF PROPERTIES ACQUIRED AND TO BE ACQUIRED

FROM INCEPTION THROUGH FEBRUARY 14, 2005

For the Twelve Month Period Ended September 30, 2004 (Unaudited)

The following schedule presents unaudited estimated taxable operating results before dividends paid deduction for the properties acquired by CNL Income Properties, Inc. (the “Company”) as of February 14, 2005 and the properties for which the Company had initial commitments as of February 14, 2005. The statement presents unaudited estimated taxable operating results for the properties as if they had been acquired and operational on October 1, 2003 through September 30, 2004. The schedule should be read in light of the accompanying footnotes.

These estimates do not purport to present actual or expected operations of the Company for any period in the future. The estimates were prepared on the basis described in the accompanying notes which should be read in conjunction herewith.

	Intrawest Portfolio Commercial Properties	Dallas Market Center
Estimated Taxable Operating Results Before Dividends Paid Deduction:
Rental Income (1)	$11,302,561	$23,716,700
Other Property Revenues (2)	146,296	—
Property Operating Expenses (2)	(5,191,761)	—
Interest Expense (3)	(4,313,076)	(9,497,350)
General and Administrative Expenses (4)	(190,000)	(257,500)

Estimated Cash Available from Operations	1,754,020	13,961,850
Depreciation and Amortization Expense (5) (6)	(3,074,207)	(12,756,088)

Estimated Taxable Operating Results	$(1,320,187)	$1,205,762)

Allocation of Estimated Taxable Operating Results:
Other Partners	$(1,320,187)	$—

CNL Income Properties, Inc. (7)	$—	$1,205,762

Asset Management Fees (8)	(886,711)	(1,992,000)

Estimated Taxable Operating Results Before Dividends Paid Deduction:	$(886,711)	$(786,238)

See accompanying footnotes

FOOTNOTES:

(1) Rental income for the Intrawest Portfolio Commercial Properties is derived from the combined statement of revenues and certain operating expenses for the year ended June 30, 2004. The amount has been adjusted for the estimated rental income on certain space occupied by Intrawest for which no leases were previously in place but are currently leased to Intrawest. The rental income for the Dallas Market Center properties is based on the base rent to be paid in the first year under the net leases and does not include percentage rents which will become due if the tenant achieves specified levels of revenue.

(2) Other property revenues and operating expenses for the Intrawest Portfolio Commercial Properties is derived from the combined statement of revenues and certain operating expenses for the year ended June 30, 2004. The Company will not operate the Dallas Market Center properties, and thus no amounts are presented.

(3) The Intrawest Portfolio Commercial Properties are subject to two mortgage notes payable including one in the amount of $45,000,000 with an interest rate of 5.99% in year one, and one in the amount of $22,270,596 bearing interest of 5.83% with payments of interest only for the first two years. The Dallas Market Center properties are subject to mortgage loans including $143,000,000 (original amount) which was split into three separate servicing notes with a blended rate of 6.04%, and $17,000,000 (original amount) bearing interest at 5.45%.

(4) Represents the Company’s best estimate of the incremental general and administrative expenses related to the properties in which the Company has an unconsolidated equity interest through partnerships and a trust.

(5) The federal tax basis of the depreciable portion of the property and the number of years the assets have been depreciated on the straight-line method is as follows:

	Buildings (39 years)	Furniture and Fixtures (3-5 years)
Intrawest Portfolio Commercial Properties	$117,809,537	$—

Dallas Market Center	$226,845,000	$25,619,000

(6) Loan costs of $5,882,494 (including a debt acquisition fee, loan origination fees, legal fees and closing costs) amortized under the straight-line method over a period of ten years.

(7) The Company owns its interest in the properties through unconsolidated partnerships and a trust. The partnership agreements provide for allocations of income, losses and cash flows in varying amounts based on certain factors, including performance. Accordingly, the Company has reflected its taxable operating results from the partnerships and trust pursuant to the partnership agreements.

(8) The Company’s interest in the properties will be managed pursuant to an advisory agreement between the Company and CNL Income Corp. (the “Advisor”), pursuant to which the Advisor will receive monthly asset management fees in an amount equal to .08334% of the Company’s Real Estate Asset Value.

The following report updates and replaces the corresponding report included in the Financial Information on page F-1 of the Prospectus.

Report of Independent Registered Certified Public Accounting Firm

To the Board of Directors and Stockholders

CNL Income Properties, Inc.

In our opinion, the accompanying balance sheet and related statement of stockholders’ equity present fairly, in all material respects, the financial position of CNL Income Properties, Inc. (a development stage Maryland corporation) at December 31, 2003, and the changes in stockholders’ equity for the period August 11, 2003 (date of inception) through December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP

Orlando, Florida

February 23, 2004

INDEX TO OTHER FINANCIAL STATEMENTS

The following financial information is filed as part of this report as a result of the Company acquiring an interest in certain retail and commercial properties at seven resort villages and an interest real estate and related leasehold assets at the Dallas Market Center. For information on the Properties and the leases which the Company has entered into, see “Business - Property Acquisitions” and “Business - Pending Investments.”

Report of Independent Registered Public Accounting Firm

The Board of Directors

Intrawest Corporation:

We have audited the accompanying combined statement of revenue and certain expenses (as described in note 1) of the Intrawest Portfolio Commercial Properties (the Properties), for the year ended June 30, 2004. This financial statement is the responsibility of the Properties’ management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying combined statement of revenue and certain expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the filing for CNL Income Properties, Inc., and is not intended to be a complete presentation of the Properties’ revenues and expenses.

In our opinion, the accompanying combined financial statement referred to above presents fairly, in all material respects, the revenue and certain expenses, (described in note 1) of the Intrawest Portfolio Commercial Properties for the year ended June 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Denver, Colorado

December 16, 2004

INTRAWEST PORTFOLIO COMMERCIAL PROPERTIES

Combined Statement of Revenue and Certain Expenses

Year Ended June 30, 2004

	June 30, 2004	Three Months Ended September 30, 2004
		(Unaudited)
REVENUES:
Rent	$10,003,127	3,118,683
Other revenue	146,296	55,987

Total revenue	10,149,423	3,174,670

CERTAIN EXPENSES:
Home-owner’s Association and Village Company	1,591,323	491,509
Taxes	850,637	211,095
Bad debts	680,517	64,835
Management salaries	664,689	197,455
General operating expenses	503,803	90,963
Promotion and marketing	416,515	181,175
Maintenance	309,054	52,671
Utilities	175,223	55,287

Total expenses	5,191,761	1,344,990

Excess of revenue over certain expenses	$4,957,662	1,829,680

See accompanying notes to combined statement of revenue and certain expenses.

INTRAWEST PORTFOLIO COMMERCIAL PROPERTIES

Notes to Combined Statement of Revenues and Certain Expenses

June 30, 2004

(1)	Organization and Basis of Presentation

The accompanying combined statement of revenues and certain expenses relates to the operations of commercial resort real estate properties owned by Intrawest Corporation (the Properties).

This statement is prepared for the purpose of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended. Accordingly, the statement includes the operations of the Properties for the twelve-month period ended June 30, 2004. Further, the statement is not representative of the actual operations for the period presented as certain expenses, expected to be incurred in future operations of the Properties, have been excluded. Such items include management fee expense, interest expense, depreciation and amortization expense, and interest income. Except as noted above and with respect to the impacts of changes in occupancy and related-party transactions, management is not aware of any material factors that would cause the information included herein to not be indicative of future operating results.

The Properties in the portfolio consist of approximately 400,000 (unaudited) square feet of specialty retail, food and beverage, and office units within the following resort villages (all are unaudited):

Resort Village	Location	Description of properties1	Leasable Square feet2
The Village at Blue Mountain	Ontario	23 units in 6 buildings	38,000
The Village at Copper	Colorado	48 units in 17 buildings	95,000
The Village at Mammoth	California	32 units in 4 buildings	57,000
Baytowne Wharf	Florida	31 units in 19 buildings	56,000
The Village at Snowshoe	West Virginia	21 units in 4 buildings	39,000
The Village at Stratton	Vermont	23 units in 11 buildings	46,000
Whistler Creekside	British Columbia	26 units in 8 buildings	69,000

1	This description is not intended to provide a legal description of the real estate, and is only intended to be a general description of the property.

2	The leasable square footage is approximate and is presented as of June 30, 2004.

(2)	Summary of Significant Accounting Policies

(a)	Revenue Recognition

The Properties lease space to tenants, including Intrawest Corporation (Intrawest), for which such tenants are charged minimum rent that is recognized on a straight-line basis over the terms of the respective leases.

The amount charged as base rent for third-party tenants and related-party tenants in these properties, per the related lease agreements, was $3,106,436 and $1,420,454, respectively, and is included in rent revenue. In addition, third-party and related-party rental income of $1,408,622 and $132,293, respectively, is included in rent revenue to reflect revenue on a straight-line basis, in accordance with SFAS No. 13, Accounting for Leases. Management of the Properties believes such rental revenues will be realized.

Recoveries from tenants for real estate taxes and other operating expenses are recognized as revenue in the period the applicable costs are incurred. The amount charged or chargeable as recoveries for third-party tenants and related-party tenants in these properties, was $1,971,580 and $690,064, respectively, and is included in rent revenue.

INTRAWEST PORTFOLIO COMMERCIAL PROPERTIES

Notes to Combined Statement of Revenues and Certain Expenses

June 30, 2004

Certain leases require a percentage rent payment in addition to the minimum rent, if the tenant’s monthly sales are in excess of the established breakpoint. The amount charged as percentage rent for third-party tenants and related-party tenants in these properties, per the related lease agreements, was $950,433 and $376,679, respectively, and is included in rent revenue.

Intrawest occupies space at the Properties for which no lease agreements are in place, thus no revenue is included in the combined statement of revenue and certain expenses, nor future rental commitments disclosed in note 3. Such space, which approximates 72,000 square feet at June 30, 2004 (unaudited), is anticipated to be leased by Intrawest once the properties are sold to CNL Income Properties, Inc., as disclosed in note 5. Had such space been leased for the year ended June 30, 2004, management estimates that revenue for such space, assuming comparable lease rates, would have approximated $1,300,000 (unaudited).

(b)	Related Party Transactions and Expense Allocations

Intrawest, through various subsidiaries and affiliates, occupies approximately 38% at June 30, 2004 (unaudited) in the aggregate of the total gross leasable space of the portfolio. Such space is used primarily for offices and activity-related retail stores. See note 2 (a) for related revenue amounts.

Management salaries as well as certain expenses of insignificant amounts are incurred by Intrawest and allocated to the individual properties based on various allocation methods.

(c)	Use of Estimates

The preparation of the combined statement of revenues and certain expenses in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the combined statement of revenues and certain expenses and accompanying notes. Such estimates include bad debt expense, deferred rent, taxes, and related-party expense allocations. Actual results could differ from those estimates.

(d)	Interim Period Statement (unaudited)

The interim combined statement of revenue and certain expenses for the three-month period ended September 30, 2004, have been prepared without audit. Certain information and footnote disclosures included in the combined statement of revenue and certain expenses presented in accordance with U.S. generally accepted accounting principles have been condensed or omitted. Management believes the disclosures are adequate to make the interim financial information presented not misleading.

Revenue for third-party tenants and related-party tenants in these properties was $2,228,129 (unaudited) and $946,541 (unaudited), respectively.

In the opinion of management, the unaudited interim information for the three-month period ended September 30, 2004, included herein contains all adjustments necessary, which are of a normal recurring nature, to present fairly the revenues and certain expenses for the three month period ended September 30, 2004. Results of interim periods are not necessarily indicative of results to be expected for the year.

INTRAWEST PORTFOLIO COMMERCIAL PROPERTIES

Notes to Combined Statement of Revenues and Certain Expenses

June 30, 2004

(3)	Leasing Activities

The Properties’ revenue is obtained from tenant rental payments as provided for under noncancelable operating leases with tenants requiring monthly payments of specified minimum rent and certain operating cost recoveries.

Future minimum rental commitments under the noncancelable operating leases at June 30, 2004 are as follows:

	Related-party	Third-party	Total
Year-ending June 30:
2005	$2,409,000	3,914,000	6,323,000
2006	2,200,000	4,411,000	6,611,000
2007	1,450,000	4,537,000	5,987,000
2008	771,000	3,701,000	4,472,000
2009	336,000	2,597,000	2,933,000
Thereafter	441,000	10,696,000	11,137,000

	$7,607,000	29,856,000	37,463,000

INTRAWEST PORTFOLIO COMMERCIAL PROPERTIES

Notes to Combined Statement of Revenues and Certain Expenses

June 30, 2004

(4)	Combined Statement

The combined statement of revenue and certain expenses for the properties included in the portfolio include The Village at Blue Mountain and Whistler Creekside (Canadian Properties) and five U.S. resort village properties: The Village at Copper, The Village at Mammoth, Baytowne Wharf, The Village at Snowshoe, and The Village at Stratton (U.S. Properties). The following schedules provide the detail, by country, of this combination.

INTRAWEST PORTFOLIO COMMERCIAL PROPERTIES

Combining Schedule of Revenues and Certain Expenses

Year ended June 30, 2004

	Canadian Properties June 30, 2004	U.S. Properties June 30, 2004	Combined Properties June 30, 2004
Revenues:
Rent	$1,872,732	8,130,395	10,003,127
Other revenue	67,332	78,964	146,296

Total revenue	1,940,064	8,209,359	10,149,423

Certain expenses:
Home-owner’s Association and Village Company	258,187	1,333,136	1,591,323
Taxes	330,432	520,205	850,637
Bad debts	—	680,517	680,517
Management salaries	46,398	618,291	664,689
General operating expenses	168,442	335,361	503,803
Promotion and marketing	61,623	354,892	416,515
Maintenance	99,714	209,340	309,054
Utilities	92,083	83,140	175,223

Total expenses	1,056,879	4,134,882	5,191,761

Excess of revenue over certain expenses	$883,185	4,074,477	4,957,662

INTRAWEST PORTFOLIO COMMERCIAL PROPERTIES

Notes to Combined Statement of Revenues and Certain Expenses

June 30, 2004

INTRAWEST PORTFOLIO COMMERCIAL PROPERTIES

Combining Schedule of Revenues and Certain Expenses

Three months ended September 30, 2004

	Canadian Properties September 30, 2004	U.S. Properties September 30, 2004	Combined Properties September 30, 2004
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Rent	$785,275	2,333,408	3,118,683
Other revenue	35,972	20,015	55,987

Total revenue	821,247	2,353,423	3,174,670

Certain expenses:
Home-owner’s Association and Village Company	98,749	392,760	491,509
Taxes	74,421	136,674	211,095
Bad debts	—	64,835	64,835
Management salaries	13,226	184,229	197,455
General operating expenses	32,025	58,938	90,963
Promotion and marketing	18,335	162,840	181,175
Maintenance	9,051	43,620	52,671
Utilities	19,140	36,147	55,287

Total expenses	264,947	1,080,043	1,344,990

Excess of revenue over certain expenses	$556,300	1,273,380	1,829,680

(5)	Subsequent Events

On December 3, 2004, Intrawest executed a series of agreements with CNL Income Properties, Inc. (CNL) whereby CNL acquired an interest in the Canadian Properties. In order to facilitate the acquisition of the Canadian Properties and satisfy certain legal, tax and lender requirements, U.S. Canadian Property Trust Alpha (Trust Alpha), a wholly owned subsidiary of CNL, was formed. Trust Alpha acquired the Canadian Properties for an aggregate cost of approximately $30,281,000, excluding certain transaction costs. In order to provide a portion of the funds required for Trust Alpha’s acquisition of the Canadian Properties, Intrawest made a mezzanine loan to Trust Alpha in the amount of $2,280,000.

At the closing of the Canadian Properties, Intrawest entered into new leases for certain commercial space in the Canadian Properties that is occupied by Intrawest or its affiliates. The new leases have terms of 15 or 20 years, with four 5-year renewal options and annual base rents approximating market rates. In addition, Intrawest executed interim lease agreements for all vacant space for a term of not less than 48 months with minimum base rent at market rates. The interim leases will remain in effect for a maximum of ten years or until stable third-party tenants are in place. Intrawest is also providing a full recourse indemnity guaranteeing all existing leases made to Intrawest or any of its affiliates for the term of each of those respective leases.

INTRAWEST PORTFOLIO COMMERCIAL PROPERTIES

Notes to Combined Statement of Revenues and Certain Expenses

June 30, 2004

On December 16, 2004, CNL Retail Village Partnership, LP (the Partnership) in which CNL holds an 80% ownership interest and Intrawest holds a 20% ownership interest, acquired the U.S. Properties for an aggregated cost of $80,558,000, excluding certain transaction costs. Immediately following the purchase, the Partnership conveyed each of the U.S. Properties to a separate special purpose subsidiary wholly owned by the Partnership. Each of the Subsidiaries are Delaware limited partnerships formed for the purpose of owning the U.S. Properties (the Subsidiary Owners).

The acquisition of the U.S. Properties was partially financed with a bridge loan from Intrawest Resort Finance, Inc. (a related party of Intrawest) in the principal amount of $45,000,000 (the Loan). The Loan is evidenced primarily by a promissory note and loan agreement made by the Partnership and the Subsidiary Owners. The Loan is secured by the Subsidiary Owners’ interests in the U.S. Properties as well as an assignment of rental income for those properties.

At the closing of the U.S. Properties, Intrawest entered into new leases for certain commercial space in the U.S. Properties that is occupied by Intrawest or its affiliates. The new leases have terms of 15 or 20 years, with four 5-year renewal options and annual base rents approximating market rates. In addition, Intrawest executed interim lease agreements with the Subsidiary Owners for all vacant space at each resort village. Under the interim leases, Intrawest will make payments of minimum base rents approximating market rates for a term of four years. Intrawest also executed a full recourse indemnity guaranteeing the payment of contractual rents for all existing leases made to Intrawest or any of its affiliates for the term of each of those respective leases.

DMC PROPERTIES

COMBINED STATEMENT OF REVENUES AND CERTAIN EXPENSES (UNAUDITED)

FOR THE NINE MONTHS ENDED OCTOBER 31, 2004

Revenues:
Permanent showroom rentals	$39,747,311
Market time shows	6,394,971
Nonmarket time shows	1,674,541
Consumer shows	1,257,373
Food and beverage revenue, net	162,077
Other revenue	2,054,508

Total revenues	51,290,781
Certain expenses:
Employee compensation and benefits	12,141,150
Public relations and advertising	4,677,585
Operations	6,621,993
Exhibitors	1,204,376
Administration	2,268,306
Ad valorem taxes	2,631,476
Insurance	770,709
Other operating expenses	1,426,924

Total certain expenses	31,742,519

Excess of revenues over certain expenses	$19,548,262

See accompanying notes to combined statement of revenue and certain expenses.

DMC PROPERTIES

NOTES TO COMBINED STATEMENT OF REVENUES AND CERTAIN EXPENSES (UNAUDITED)

FOR THE NINE MONTHS ENDED OCTOBER 31, 2004

(1)	Organization and Basis of Presentation

The accompanying combined statement of revenues and certain expenses relates to the operations of the World Trade Center, Dallas Trade Mart, Market Hall and International Floral and Gift Center located at the Dallas Market Center in Dallas, Texas (collectively the “DMC Properties”). The DMC Properties consist of approximately 4.8 million square feet (unaudited) of wholesale merchandising and exhibition space.

This statement is prepared for the purpose of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended. Accordingly, the statement includes the operations of the DMC Properties for the nine-month period ended October 31, 2004. Further, the statement is not representative of the actual operations for the period presented as certain expenses, expected to be incurred in future operations of the Properties, have been excluded. Such items include management fee expense, interest expense, depreciation and amortization expense, and interest income. Except as noted above, management is not aware of any material factors that would cause the information included herein to not be indicative of future operating results.

(2)	Interim Period Statement

The interim combined statement of revenue and certain expenses for the nine-month period ended October 31, 2004, has been prepared without audit. Certain information and footnote disclosures included in the combined statement of revenue and certain expenses presented in accordance with U.S. generally accepted accounting principles have been condensed or omitted. The interim combined statement of revenue and certain expenses for the nine-month period ended October 31, 2004 should be read in conjunction with the audited financial statements and accompanying notes of Dallas Market Center Company, Ltd. (“DMC”) and IFDC Property Company, Ltd. (“IFDC”) for the year ended January 31, 2004. This statement excludes the operations of certain properties that were spun off by DMC in 2004.

In the opinion of management, the unaudited interim information for the nine-month period ended October 31, 2004, included herein contains all adjustments necessary, which are of a normal recurring nature, to present fairly the revenues and certain expenses for the nine-month period ended October 31, 2004. Results of interim periods are not necessarily indicative of results to be expected for the year.

(3)	Subsequent Event

On January 14, 2005, Dallas Market Center Company, Ltd. announced its intent to form a partnership (the “DMC Partnership”) with CNL Income Properties, Inc. to acquire interests in the DMC Properties. In anticipation of the transaction, DMC had earlier formed WTC-Trade Mart, LP (“WTC”) and contributed substantially all of the assets from DMC into WTC. Certain properties of Dallas Market Center Company, Ltd. had been previously spun off into a separate entity including the Menswear Mart and the Apparel Mart properties. The WTC assets and the IFDC assets collectively comprise the DMC Properties. On February 14, 2005, the DMC Partnership was formed and acquired 100% of the WTC real estate assets for approximately $218,000,000, excluding transaction costs, and assumed approximately $143,000,000 of existing debt. In addition, the DMC Partnership has committed to acquire the real estate assets of IFDC for approximately $31,000,000 and assume $17,000,000 in existing debt. At the time of closing, the non-real estate operating assets were assigned to Market Center Management Company, Ltd., an affiliate of DMC, which will lease the DMC Properties under a long-term triple-net lease and continue to operate the DMC Properties through its wholly owned subsidiaries.

Report of Independent Auditors

The Partners

Dallas Market Center Company, Ltd.

We have audited the accompanying balance sheet of Dallas Market Center Company, Ltd., a Texas limited partnership (the Partnership), as of January 31, 2004, and the related statements of operations, changes in partners’ deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dallas Market Center Company, Ltd. at January 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

May 21, 2004

Dallas Market Center Company, Ltd.

Balance Sheet

January 31, 2004

Assets
Current assets:
Cash and cash equivalents	$5,992,771
Restricted cash	306,969
Investments	3,300,000
Accounts receivable – trade, net of allowance for uncollectible accounts of $321,250	1,813,008
Deferred rent receivable	1,025,647
Prepaid expenses and other	580,439

Total current assets	13,018,834
Property and equipment:
Buildings and improvements	209,698,668
Furniture, fixtures and equipment	24,132,843
Construction in process	15,198,140

249,029,651
Less accumulated depreciation	(188,548,704)

Net property and equipment	60,480,947
Other assets:
Deferred financing charges, net of accumulated amortization of $3,641,730	3,584,957
Deferred leasing commissions, net of accumulated amortization of $316,605	1,492,569
Note receivable from affiliate	910,000

Total other assets	5,987,526

Total assets	$79,487,307

Liabilities and Partners’ Deficit
Current liabilities:
Accounts payable and accrued liabilities	$8,987,334
Accrued interest payable	563,931
Deferred income	932,941
Payables to affiliates	3,030,929
Current portion of notes payable	4,319,863

Total current liabilities	17,834,998
Notes payable, less current portion	87,759,166
Tenant security deposits	3,083,284

Total liabilities	108,677,448
Commitments and contingencies
Partners’ deficit	(29,190,141)

Total liabilities and partners’ deficit	$79,487,307

See accompanying notes.

Dallas Market Center Company, Ltd.

Statement of Operations

Year ended January 31, 2004

Revenues:
Permanent showroom rentals	$52,069,195
Market time shows	7,957,730
Nonmarket time shows	2,572,146
Consumer shows	1,677,817
Food and beverage revenue, net	195,853
Other operating revenue	3,273,529

Total revenues	67,746,270
Operating expenses:
Employee compensation and benefits	16,743,742
Public relations and advertising	6,956,593
Operations	10,467,707
Exhibitors	872,831
Administration	2,665,389
Ad valorem taxes	4,828,836
Insurance	1,414,347
Other operating expenses	924,567

Total operating expenses	44,874,012

Income from operations before management fees and depreciation and amortization	22,872,258
Management fees	(1,774,859)
Depreciation and amortization	(12,789,290)

Income from operations	8,308,109
Interest expense	(8,369,761)

Net loss	$(61,652)

See accompanying notes.

Dallas Market Center Company, Ltd.

Statement of Changes in Partners’ Deficit

Partners’ deficit, January 31, 2003	$(49,456,852)
Distributions	(253,872)
Contributions	20,582,235
Net loss	(61,652)

Partners’ deficit, January 31, 2004	$(29,190,141)

See accompanying notes.

Dallas Market Center Company, Ltd.

Statement of Cash Flows

Year ended January 31, 2004

Operating Activities
Net loss	$(61,652)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	12,789,290
Amortization of deferred financing charges	481,181
Bad debt recovery	(79,958)
Changes in operating assets and liabilities:
Restricted cash	139,495
Accounts receivable – trade	(674,011)
Deferred rent receivable	(551,808)
Prepaid expenses and other	(116,710)
Accounts payable and accrued liabilities	245,216
Accrued interest payable	(108,188)
Deferred income	(624,669)
Payables to affiliates	(1,152,676)
Tenant security deposits	(180,174)

Net cash provided by operating activities	10,105,336
Investing Activities
Sale of investments	100,000
Capital expenditures	(16,514,509)

Net cash used in investing activities	(16,414,509)
Financing Activities
Partner contributions	15,243,820
Payments on notes	(3,970,367)
Payment of deferred financing costs	(9,247)
Notes payable to affiliate	(4,761,608)

Net cash provided by financing activities	6,502,598

Net increase in cash and cash equivalents	193,425
Cash and cash equivalents at beginning of year	5,799,346

Cash and cash equivalents at end of year	$5,992,771

Supplemental Disclosure
Cash paid for interest	$7,996,769

Supplemental Disclosures of Noncash Activities
Accounts payable for fixed asset additions	$2,495,581
Partner contributions	5,338,417
Partner distributions	(253,872)
Notes payable to affiliate	(5,084,543)

See accompanying notes.

Dallas Market Center Company, Ltd.

Notes to Financial Statements

January 31, 2004

1. Organization

Dallas Market Center Company, Ltd. (the Partnership) is the owner and operator of commercial real estate. The primary development owned is the Dallas Market Center, in which showrooms and office space are leased and related services are provided. The Dallas Market Center is located in Dallas, Texas. The Dallas Market Center consists of the World Trade Center, Menswear Mart, Dallas Trade Center, Dallas Market Hall, and the Apparel Mart. The general partner is DMC Holding, Inc., a Texas corporation.

In April 1996, the Partnership entered into a management and leasing agreement with Market Center Management Company, Ltd. (the Management Company). This entity is an affiliate of the Partnership. The Management Company was established to perform administrative services for the Partnership, including all matters pertaining to employment, supervision and compensation of employees. See Note 4 for discussion of the management fee structure.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents are all highly liquid investments with original maturities of three months or less when purchased. Restricted cash primarily represents escrow deposits held by lenders for the payment of property taxes and other expenditures.

Investments

The Partnership’s investments consist of auction rate securities. As a result, the Partnership has a long-term investment with periodic liquidity opportunities at par with characteristics of a variable rate security. As a result, the fair value of the marketable securities approximates cost.

Revenue Recognition

Rental revenue is recognized as income using the straight-line method considering scheduled rent increases in the terms of the lease agreements. Rental income earned in excess of rental payments received pursuant to the terms of the lease agreements is recorded as deferred rent receivable.

Dallas Market Center Company, Ltd.

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Deferred Financing Charges

The cost of acquiring long-term financing is capitalized and amortized to interest expense using the straight-line method, which approximates the effective-interest method, over the life of the loan.

Property and Equipment

Buildings, improvements, furniture, fixtures and equipment are carried at cost. Major renewals and betterments are capitalized, while replacements, maintenance, and repairs, which do not improve or extend the life of the respective assets, are expensed currently.

Depreciation expense is calculated primarily using the straight-line method over the respective estimated useful lives (buildings and improvements – 5 to 25 years; furniture, fixtures and equipment – 3 to 5 years).

Deferred Leasing Commissions

Leasing commissions are amortized over the term of the related lease using the straight-line method.

Long-Lived Assets

The Partnership periodically evaluates whether the remaining useful life of long-lived assets may require revision or whether the remaining net book value is realizable. When factors indicate that an asset should be evaluated for possible impairment, the Partnership uses an estimate of the asset’s undiscounted cash flows in evaluating its recoverability. No adjustment for such impairment was recorded during the year ended January 31, 2004.

Deferred Income

Revenues are recognized when earned. Rental revenues received in advance of the period benefited are recorded as deferred income.

Dallas Market Center Company, Ltd.

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Income Taxes

Dallas Market Center Company, Ltd. is a partnership and is not subject to federal or state income taxes. Accordingly, no recognition has been given to income taxes in the accompanying financial statements of the Partnership since the income or loss of the Partnership is to be included in the tax returns of the individual partners.

Pension Plan

In 1988, the Partnership implemented a 401(k) plan (the Pension Plan), which covers substantially all employees of the Partnership. Under the terms of the Pension Plan, the Partnership was required to match the participants’ contributions up to a maximum of 3% of the participants’ salary. As part of the establishment of the Management Company, the Management Company assumed responsibility for the Pension Plan. The Partnership reimburses the Management Company for contributions to the Pension Plan. Contributions expensed by the Partnership under this plan amounted to approximately $375,000 for the year ended January 31, 2004.

Advertising Costs

Advertising costs are expensed as incurred and totaled $2,837,075 for the year ended January 31, 2004.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Dallas Market Center Company, Ltd.

Notes to Financial Statements (continued)

3. Future Minimum Rentals

Future minimum rentals include amounts expected to be received from tenants who have entered into various noncancelable operating leases with an initial term greater than one year. These leases are for office and showroom space in buildings owned by the Partnership. Minimum future lease rentals to be received as of January 31, 2004, are as follows:

2005	$43,370,835
2006	37,938,150
2007	31,441,898
2008	20,302,415
2009	11,817,809
Thereafter	3,456,456

Total	$148,327,563

4. Transactions with Affiliates

Included in revenues for the year ended January 31, 2004 is $130,107 representing services provided by the Partnership to affiliated parties. Also included in the statement of income are other amounts paid to affiliates for services rendered (including management fees) of $1,826,760 for the year ended January 31, 2004. The payables to affiliates of $3,030,929 as of January 31, 2004, primarily represents management fees due to the Management Company.

The Partnership pays a monthly management fee to the Management Company equal to 1% of gross revenues, as defined. Additionally, an annual management fee of 50% of net cash flow (as defined) in excess of $20,000,000 is due each fiscal year. The annual 50% management fee totaled $1,097,376 for the year ended January 31, 2004 and is included in the payables to affiliates. The 1% of gross revenues, as defined, management fee totaled $677,483 for the year ended January 31, 2004. In addition, under the terms of the Management Agreement, the Management Company is entitled to reimbursement of certain expenses it incurs on behalf of the Partnership. The expenses for which the Management Company is reimbursed are primarily salaries and employee benefits.

During 1996, the Partnership sold certain furniture and equipment to the Management Company for $1,380,000 and received as consideration a note equal to the entire purchase price. The note bears interest at 5.94% per annum and all principal and unpaid interest is due on March 30, 2006. Interest is payable in quarterly installments. The remaining portion due as of January 31, 2004 is $910,000.

Dallas Market Center Company, Ltd.

Notes to Financial Statements (continued)

5. Note Payable

On April 1, 1996, the Partnership received a term loan (Nations Loan) from NationsBank of Texas, N.A. (NationsBank) in the original principal amount of $117,500,000. In August 1996, NationsBank sold the Nations Loan to NationsCommercial Corp. (the NCC Loan), who has created a trust fund and issued Mortgage Pass-Through Certificates as interests in the trust. The NCC Loan is evidenced by a promissory note consisting of three components, each of which is scheduled to mature on August 1, 2011. Note Component A had an original principal balance of $77,500,000, bears interest at a rate of 8.12% per year, and requires monthly payments of principal and interest through maturity, with a final payment of $11,433,000. Note Component A has an outstanding principal balance of $54,579,029 at January 31, 2004. Note Components B and C had original principal balances of $18,750,000 each, and bear interest at a rate of 8.58% and 8.94% per year, respectively. Note Components B and C require monthly payments of interest only, with all unpaid principal and interest due at maturity. Note Components B and C both have an outstanding principal balance of $18,750,000 at January 31, 2004. The NCC Loan is secured by the property of the Partnership.

Future maturities of long-term debt as of January 31, 2004, are as follows:

2005	$4,319,863
2006	4,694,746
2007	5,102,183
2008	5,544,979
2009	6,026,204
Thereafter	66,391,054

Total	$92,079,029

6. Commitments and Contingencies

Commitments

The Partnership’s commitments under land leases have initial terms of 93 years or more and expire on various dates ranging from 2055 to 2072. In addition to rent, these leases also require payment of property taxes and insurance. Rent expense amounted to approximately $592,000 for the year ended January 31, 2004 and is included in other operating expenses in the accompanying statement of operations.

Dallas Market Center Company, Ltd.

Notes to Financial Statements (continued)

6. Commitments and Contingencies (continued)

In November 1998, the Partnership entered into a five-year contract to outsource its food and beverage services to ARAMARK Business Dining Services of Texas, Inc. (ARAMARK). In January 2003, the contract was amended and renewed to expire in January 2009. Under the amended agreement, ARAMARK is obligated to pay minimum rent of $50,000 per month plus percentage rent over certain sales thresholds. This amount is reduced for food service equipment repairs and maintenance costs incurred and discounts provided to employees. In the fiscal year ended January 31, 2004, the net amount received from ARAMARK was approximately $196,000 related to this agreement.

The total minimum rental commitment under these land leases and other long-term contracts at January 31, 2004, was as follows:

2005	$597,896
2006	604,627
2007	611,492
2008	618,495
2009	625,638
Thereafter	56,602,433

Total minimum payments required	$59,660,581

During 1997, the Partnership entered into a contract with George Little Management (GLM) for management of the temporary gift shows held during the year. GLM receives a management fee equal to $1.25 per net square foot of exhibit space leased at each show. GLM also receives reimbursement for travel costs, compensation for use by the Partnership of GLM’s trademark, and an annual fee of 25% of pro forma net income (as defined) in excess of a specified base year amount for each calendar year, beginning in calendar year 1998. The contract expires December 31, 2005. Management fees paid to GLM for the year ended January 31, 2004 were $587,146.

The Management Company has in place an Occupational Injury Benefit Plan (the Plan) to cover employees injured at work. The Plan is indemnified under a policy for which the Partnership is responsible for a $200,000 deductible per occurrence up to $5,000,000 in claims per occurrence. The policy has a provision that once the initial $5,000,000 limit is exhausted, another $5,000,000 in limits is applicable, subject to an additional $200,000

Dallas Market Center Company, Ltd.

Notes to Financial Statements (continued)

6. Commitments and Contingencies (continued)

deductible. Additionally, the Plan has an accidental death and dismemberment policy that provides benefits of up to $200,000 for loss of life or limb. Payments for claims and lost wages made under the Plan were approximately $18,568 for the year ended January 31, 2004.

An environmental assessment was performed in 1997 that indicated an existence of some level of asbestos in all buildings of the Dallas Market Center, excluding the World Trade Center and Menswear Mart. A systematic program for asbestos removal is in progress and management is of the opinion that the cost to abate the asbestos will not have a material effect on the financial position of the Partnership. The Partnership incurred approximately $103,000 in asbestos removal costs during the year ended January 31, 2004.

On September 1, 1999, TXU Electric Company (TXU) issued a letter to the Partnership demanding payment of $3,061,177, which TXU claimed is due as a result of the Partnership’s switchover from a noticed interruptible service rate to a firm service rate. The switchover resulted from interruptions in power suffered by the Partnership in August 1999, which the Partnership believes were improper. Since the letter, TXU has taken no action in connection with its demand. The Partnership believes the demand is unjustified and will defend vigorously any action TXU may take in an effort to collect any such sum.

As of January 31, 2004, the Dallas Market Center had remaining commitments of $3.5 million under existing construction contracts to renovate space.

Report of Independent Auditors

The Partners

IFDC Property Company, Ltd.

We have audited the accompanying balance sheet of IFDC Property Company, Ltd., a Texas limited partnership (the Partnership), as of January 31, 2004, and the related statements of income, changes in partners’ deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IFDC Property Company, Ltd. at January 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

May 21, 2004

IFDC Property Company, Ltd.

Balance Sheet

January 31, 2004

Assets
Current assets:
Cash and cash equivalents	$1,474,843
Accounts receivable – trade, net of allowance for uncollectible accounts of $12,886	8,429
Prepaid expenses and other	5,238

Total current assets	1,488,510

Property and equipment:
Buildings and improvements	15,523,640
Furniture, fixtures and equipment	359,679

15,883,319
Less accumulated depreciation	(5,171,705)

Net property and equipment	10,711,614

Deferred financing charges, net of accumulated amortization of $4,393	262,630
Total assets	$12,462,754

Liabilities and Partners’ Deficit
Current liabilities:
Accounts payable and accrued liabilities	$403,339
Deferred income	81,505
Payables to affiliates	428,211
Current portion of note payable to bank	405,322

Total current liabilities	1,318,377

Note payable to bank, net of current portion	16,433,603
Tenant security deposits	422,803

Total liabilities	18,174,783
Partners’ deficit	(5,712,029)

Total liabilities and partners’ deficit	$12,462,754

See accompanying notes.

IFDC Property Company, Ltd.

Statement of Income

Year ended January 31, 2004

Revenues:
Permanent showroom rentals	$4,725,202
Market time shows	713,204
Other operating revenue	73,272

Total revenues	5,511,678

Operating expenses:
Employee compensation and benefits	348,631
Public relations and advertising	231,222
Operations	536,267
Exhibitor services	22,526
Administration	106,034
Ad valorem taxes	490,651
Insurance	323,189
Other operating expenses	512,350

Total operating expenses	2,570,870

Income from operations before management fees, depreciation and amortization	2,940,808
Management fees	(55,117)
Depreciation and amortization	(1,065,533)

Income from operations	1,820,158

Interest expense	(977,409)

Net income	$842,749

See accompanying notes.

IFDC Property Company, Ltd.

Statement of Changes in Partners’ Deficit

Year ended January 31, 2004

Partners’ deficit, beginning of year	$(554,778)
Distributions	(6,000,000)
Net income	842,749

Partners’ deficit, end of year	$(5,712,029)

See accompanying notes.

IFDC Property Company, Ltd.

Statement of Cash Flows

Year ended January 31, 2004

Operating Activities
Net income	$842,749
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,065,533
Amortization of deferred financing charges	70,294
Bad debt expense	18,033
Changes in operating assets and liabilities, net of acquisition:
Accounts receivable – trade	117,974
Prepaid expenses and other	(2,177)
Accounts payable and accrued liabilities	(153,474)
Deferred income	(37,472)
Payables to affiliates	(573,446)
Tenant security deposits	40,772

Net cash provided by operating activities	1,388,786
Investing Activities
Capital expenditures	(14,396)

Cash used in investing activity	(14,396)
Financing Activities
Payment on notes	(11,943,695)
Proceeds from refinancing	17,000,000
Distributions to partners	(6,000,000)
Payment of deferred financing costs	(292,025)
Note payable to affiliate	(230,125)

Cash used in financing activity	(1,465,845)

Net decrease in cash and cash equivalents	(91,455)
Cash and cash equivalents, beginning of year	1,566,298

Cash and cash equivalents, end of year	$1,474,843

Supplemental Disclosure
Cash paid for interest	$1,028,657

See accompanying notes.

IFDC Property Company, Ltd.

Notes to Financial Statements

January 31, 2004

1. Organization

In March 1996, MCMC Development Company, Ltd. (the Development Company or the Partnership), a Texas limited partnership, was formed for the purpose of acquiring, developing, managing and operating markets in Dallas, Texas. The general partner is IFDC-G.P., LLC, a Texas corporation. On April 2, 2000, the partners changed the name of the Partnership to IFDC Property Company, Ltd.

In 1997, the International Floral Design Center (IFDC) was formed by the Partnership. The IFDC contains showrooms and office space, which are leased, and also provides related services. The IFDC is located in Dallas, Texas, and is managed and operated by the Market Center Management Company, Ltd. (the Management Company), an affiliated partnership.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents are all highly liquid investments with original maturities of three months or less when purchased.

Property and Equipment

Buildings, improvements, furniture, fixtures and equipment are carried at cost. Major renewals and betterments are capitalized, while replacements, maintenance and repairs, which do not improve or extend the life of the respective assets, are expensed currently. Depreciation expense is calculated primarily using the straight-line method over the respective estimated useful lives (buildings and improvements – 5 to 25 years; furniture, fixtures and equipment – 3 to 5 years).

Deferred Financing Charges

The cost of acquiring long-term financing is capitalized and amortized to interest expense using the straight-line method, which approximates the effective-interest method, over the life of the loan.

IFDC Property Company, Ltd.

Notes to Financial Statements

January 31, 2004

2. Summary of Significant Accounting Policies (continued)

Long-Lived Assets

The Partnership periodically evaluates whether the remaining useful life of long-lived assets may require revision or whether the remaining net book value is realizable. When factors indicate that an asset should be evaluated for possible impairment, the Partnership uses an estimate of the asset’s undiscounted cash flow in evaluating its recoverability. No adjustment for such impairment was recorded during the year ended January 31, 2004.

Deferred Income

Rental revenues received in advance of the period benefited are recorded as deferred income.

Income Taxes

IFDC Property Company, Ltd. is a partnership and is not subject to federal or state income taxes. Accordingly, no recognition has been given to income taxes in the accompanying financial statements of the Partnership since the income or loss of the Partnership is to be included in the tax returns of the individual partners.

Advertising Costs

Advertising costs are expensed as incurred and totaled $102,751 for the year ended January 31, 2004.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

IFDC Property Company, Ltd.

Notes to Financial Statements

January 31, 2004

3. Transactions with Affiliates

As of January 31, 2004, the payables to affiliates of $428,211 are composed of payables to the Dallas Market Center Company, Ltd. (DMC) in the amount of $393,459 and the Management Company in the amount of $34,752. The payables primarily represent expenses paid on behalf of the IFDC Property Company and management fees due to the Management Company.

The IFDC pays a monthly management fee to the Management Company equal to 1% of gross revenues, as defined. The management fee totaled $55,117 for the year ended January 31, 2004, and is included in the statement of income for the year ended January 31, 2004, and the payables to affiliates at January 31, 2004. Additionally, an annual management fee of 50% of IFDC’s net cash flow (as defined) in excess of $3,000,000 is to be paid. This threshold was not met for year-end January 31, 2004. In addition, under the terms of the Management Agreement the Management Company is entitled to reimbursement of certain expenses it incurs on behalf of the Partnership. The expenses for which the Management Company is reimbursed are primarily salaries and benefits.

4. Note Payable

In August 2003, the Partnership entered into a note payable with Bank of America in the amount of $17,000,000. The IFDC loan has a term of 108 months, which expires on September 1, 2012, and bears interest at a rate of 5.45% and requires monthly payments of interest and principal. The note payable is collateralized by the property.

Future maturities of long-term debt as of January 31, 2004, are as follows:

2005	$405,322
2006	430,978
2007	455,405
2008	481,216
2009	506,091
Thereafter	14,559,913

Total	$16,838,925

IFDC Property Company, Ltd.

Notes to Financial Statements

January 31, 2004

5. Future Minimum Rentals

Future minimum rentals include amounts expected to be received from tenants who have entered into various noncancelable operating leases with an initial term greater than one year. These leases are for office and showroom space in buildings owned by the Partnership. Minimum future lease rentals to be received as of January 31, 2004, are as follows:

2005	$4,885,052
2006	4,508,120
2007	3,691,533
2008	2,237,764
2009	1,561,935
Thereafter	375,876

Total	$17,260,280

6. Commitments and Contingencies

The Partnership’s commitment under a land lease has an initial term of 58 years and expires in November 2055. In addition to rent, the lease also requires payment of property taxes and insurance. Rent expense amounted to approximately $40,747 for the year ended January 31, 2004, and is included in other operating expenses in the accompanying statement of income.

The total rental commitment under land leases and other long-term contracts at January 31, 2004, for each of the next five fiscal years is as follows:

2005	$40,747
2006	40,747
2007	40,747
2008	40,747
2009	40,747
Thereafter	1,912,370

Total minimum payments required	$2,116,105